SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 July 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 31 Juy 2019 re: 2019 Half-Year Results - News Release part 1 of 2

2019 Half-Year Results
News Release

Lloyds Banking Group plc

31 July 2019

Part 1 of 2

Y’

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the six months ended 30 June 2019.
IFRS 16 and IAS 12 (further information in note 1 on page 67): The Group adopted IFRS 16 Leases from 1 January 2019 and as permitted elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; comparative information has not been restated. The Group has implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised in equity, is now reported within tax expense. Comparatives have been restated.

Statutory basis: Statutory information is set out on pages 58 to 108. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
- restructuring, including severance related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders strategic partnership, the integration of MBNA and Zurich’s UK workplace pensions and savings business;
- volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
- payment protection insurance provisions.

Segment information: The segment results have been restated to reflect the transfer of the Cardnet business from Retail into Commercial Banking and certain equities business from Commercial Banking into Central items. The underlying profit and statutory results at Group level are unchanged as a result of these restatements.
Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2019 to the six months ended 30 June 2018, and the balance sheet analysis compares the Group balance sheet as at 30 June 2019 to the Group balance sheet as at 31 December 2018.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. Further information on these measures is set out on page 112.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

RESULTS FOR THE HALF-YEAR

The Group has continued to make strong strategic progress during the first half of 2019 and delivered a good financial performance with market leading efficiency and returns. The economy has remained resilient although economic uncertainty has led to some softening in business confidence as well as in international economic indicators. In this environment our strategy continues to be the right one and we are well placed to support our customers and continue to help Britain prosper.
António Horta-Osório, Group Chief Executive

Strong strategic progress and the right strategy in the current environment
●
The economy has remained resilient however, as indicated at the first quarter results, the continuing uncertainty is having an impact and leading to some softening in business confidence as well as in international economic indicators

●
The Group has taken a prudent approach to growth and risk in recent years, whilst reducing costs and increasing the investment in the business for the benefit of our customers

●
Since the launch of GSR3 in 2018, the Group has invested £1.5 billion in improving customer experience, increasing efficiency and delivering superior returns. This investment means the Group is well placed to continue to support its customers, help Britain prosper and deliver sustainable returns for shareholders

Good financial performance with market leading efficiency and returns
●
Statutory profit after tax of £2.2 billion with strong return on tangible equity of 11.5 per cent; earnings per share of 2.7 pence

●
Robust underlying profit of £4.2 billion with slightly lower net income and expected higher impairment offset by lower total costs

●
Net income of £8.8 billion with a resilient net interest margin of 2.90 per cent, slightly lower average interest earning banking assets and other income, with other income benefiting from strong performance in Insurance and Wealth

●
Total costs of £4.0 billion down 5 per cent with operating costs down 3 per cent and remediation down 44 per cent. Market leading cost:income ratio further improved to 45.9 per cent and positive jaws of 3 per cent

●
Credit quality remains strong with a net asset quality ratio of 26 basis points

●
Additional PPI charge of £550 million in the second quarter driven by significant increase in information request volumes in the second quarter, ahead of the August deadline

●
Tangible net assets per share of 53.0 pence

●
Interim ordinary dividend of 1.12 pence per share, up 5 per cent, in line with our progressive and sustainable policy

Balance sheet strength maintained with lower capital requirement
●
Balance sheet remains strong with targeted lending and deposit growth in the quarter including the open mortgage book, SME, UK Motor Finance and current accounts

●
CET1 capital build of 70 basis points after the impact of PPI (33 basis points) and IFRS 16 (11 basis points); pro forma CET1 ratio of 14.6 per cent, pre dividend

●
As previously reported, given the lower Systemic Risk Buffer and Pillar 2A requirement, the Board’s view of the level of capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties has reduced from around 13 per cent to around 12.5 per cent, plus a management buffer of around 1 per cent

Outlook
●
The Group’s strategy remains the right one in the current environment and the Group continues to expect to deliver sustainable, superior performance for its customers and shareholders

●
The resilience of the Group’s business model is reflected in its 2019 guidance:
-
Net interest margin of c.2.90 per cent

-
Operating costs to be less than £8 billion and cost:income ratio expected to fall

-
Net asset quality ratio of less than 30 basis points

-
Given below the line charges, including PPI, in 2019 the Group now expects capital build to be at the lower end of the Group’s ongoing 170 to 200 basis points range, and for return on tangible equity to be around 12 per cent

●
Beyond 2019, longer term targets remain unchanged although continued economic uncertainty could impact outlook

INCOME STATEMENT − UNDERLYING BASIS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	2018	Change	2018	Change
	£m	£m	%	£m	%

Net interest income	6,145	6,344	(3)	6,370	(4)
Other income	3,100	3,124	(1)	2,886	7
Operating lease depreciation	(473)	(497)	5	(459)	(3)
Vocalink gain on sale	50	–		–
Net income	8,822	8,971	(2)	8,797	–
Operating costs	(3,906)	(4,024)	3	(4,141)	6
Remediation	(143)	(257)	44	(343)	58
Total costs	(4,049)	(4,281)	5	(4,484)	10
Impairment	(579)	(456)	(27)	(481)	(20)
Underlying profit	4,194	4,234	(1)	3,832	9
Restructuring	(182)	(377)	52	(502)	64
Volatility and other items	(465)	(190)		(287)	(62)
Payment protection insurance provision	(650)	(550)	(18)	(200)
Statutory profit before tax	2,897	3,117	(7)	2,843	2
Tax expense1	(672)	(800)	16	(654)	(3)
Statutory profit after tax1	2,225	2,317	(4)	2,189	2

Earnings per share	2.7p	2.9p	(7)	2.6p	4
Interim dividend per share – ordinary	1.12p	1.07p	5

Banking net interest margin	2.90%	2.93%	(3)bp	2.93%	(3)bp
Average interest-earning banking assets	£433bn	£436bn	(1)	£436bn	(1)
Cost:income ratio	45.9%	47.7%	(1.8)pp	51.0%	(5.1)pp
Asset quality ratio	0.26%	0.20%	6bp	0.22%	4bp
Underlying return on tangible equity	16.3%	16.3%	–	14.7%	1.6pp
Return on tangible equity	11.5%	12.1%	(0.6)pp	11.3%	0.2pp

KEY BALANCE SHEET METRICS

	At 30 June	At 30 June	Change	At 31 Dec	Change
	2019	2018	%	2018	%

Loans and advances to customers2	£441bn	£442bn	–	£444bn	(1)
Customer deposits3	£418bn	£418bn	–	£416bn	–
Loan to deposit ratio	106%	106%	–	107%	(1)pp
Capital build4	70bp	121bp		210bp
Pro forma CET1 ratio pre dividend accrual5	14.6%	15.1%	(0.5)pp	13.9%	0.7pp
Pro forma CET1 ratio5	14.0%	14.5%	(0.5)pp	13.9%	0.1pp
Pro forma transitional MREL ratio5	32.2%	29.7%	2.5pp	32.6%	(0.4)pp
Pro forma UK leverage ratio5	5.1%	5.3%	(0.2)pp	5.6%	(0.5)pp
Pro forma risk-weighted assets5	£207bn	£207bn	–	£206bn	–
Tangible net assets per share	53.0p	52.1p	0.9p	53.0p	–

1	Comparatives restated to reflect amendments to IAS 12, see basis of presentation.
2	Excludes reverse repos of £54.1 billion (30 June 2018: £26.7 billion; 31 December 2018: £40.5 billion).
3	Excludes repos of £4.1 billion (30 June 2018: £4.0 billion; 31 December 2018: £1.8 billion).
4	Capital build is reported on a pro forma basis before ordinary dividends and share buyback.
5
The CET1, MREL and leverage ratios at 30 June 2019, 30 June 2018 and 31 December 2018 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent reporting period. The CET1 ratios at 31 December 2018 are reported post share buyback and post dividend accrual. In addition the pro forma ratios and pro forma risk-weighted assets at 30 June 2018 reflected the sale of the Irish mortgage portfolio.

QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended
	30 June	31 Mar	31 Dec	30 Sept	30 June	31 Mar
	2019	2019	2018	2018	2018	2018
	£m	£m	£m	£m	£m	£m

Net interest income	3,062	3,083	3,170	3,200	3,173	3,171
Other income	1,594	1,506	1,400	1,486	1,713	1,411
Operating lease depreciation	(254)	(219)	(225)	(234)	(245)	(252)
Vocalink gain on sale	–	50	–	–	–	–
Net income	4,402	4,420	4,345	4,452	4,641	4,330
Operating costs	(1,949)	(1,957)	(2,151)	(1,990)	(2,016)	(2,008)
Remediation	(123)	(20)	(234)	(109)	(197)	(60)
Total costs	(2,072)	(1,977)	(2,385)	(2,099)	(2,213)	(2,068)
Impairment	(304)	(275)	(197)	(284)	(198)	(258)
Underlying profit	2,026	2,168	1,763	2,069	2,230	2,004
Restructuring	(56)	(126)	(267)	(235)	(239)	(138)
Volatility and other items	(126)	(339)	(270)	(17)	(16)	(174)
Payment protection insurance provision	(550)	(100)	(200)	–	(460)	(90)
Statutory profit before tax	1,294	1,603	1,026	1,817	1,515	1,602
Tax expense1	(269)	(403)	(260)	(394)	(369)	(431)
Statutory profit after tax1	1,025	1,200	766	1,423	1,146	1,171

Banking net interest margin	2.89%	2.91%	2.92%	2.93%	2.93%	2.93%
Average interest-earning banking assets	£433bn	£433bn	£436bn	£435bn	£436bn	£437bn

Cost:income ratio	47.1%	44.7%	54.9%	47.1%	47.7%	47.8%

Asset quality ratio	0.27%	0.25%	0.18%	0.25%	0.18%	0.23%
Gross asset quality ratio	0.38%	0.30%	0.30%	0.30%	0.26%	0.27%

Underlying return on tangible equity	15.6%	17.0%	13.6%	15.9%	17.3%	15.4%
Return on tangible equity	10.5%	12.5%	7.8%	14.8%	11.9%	12.3%

Loans and advances to customers2	£441bn	£441bn	£444bn	£445bn	£442bn	£445bn
Customer deposits3	£418bn	£417bn	£416bn	£422bn	£418bn	£413bn
Loan to deposit ratio	106%	106%	107%	105%	106%	108%
Risk-weighted assets4	£207bn	£208bn	£206bn	£207bn	£207bn	£211bn
Tangible net assets per share	53.0p	53.4p	53.0p	51.3p	52.1p	52.3p

1	Comparatives restated to reflect amendments to IAS 12, see basis of presentation.
2	Excludes reverse repos.
3	Excludes repos.
4	Risk-weighted assets at June 2018 are reported on a pro forma basis reflecting the sale of the Irish mortgage portfolio.

BALANCE SHEET ANALYSIS

	At 30 June	At 31 Mar		At 30 June		At 31 Dec
	2019	2019	Change	2018	Change	2018	Change
	£bn	£bn	%	£bn	%	£bn	%
Loans and advances to customers
Open mortgage book	264.9	264.1	–	267.1	(1)	266.6	(1)
Closed mortgage book	19.8	20.5	(3)	22.2	(11)	21.2	(7)
Credit cards	17.7	17.7	–	18.5	(4)	18.1	(2)
UK Retail unsecured loans	8.2	8.1	1	7.8	5	7.9	4
UK Motor Finance	15.5	15.3	1	13.9	12	14.6	6
Overdrafts	1.2	1.2	–	1.2	–	1.3	(8)
Retail other1	9.0	8.5	6	8.2	10	8.6	5
SME2	32.3	32.1	1	31.5	3	31.8	2
Mid Markets	30.6	30.6	–	30.1	2	31.7	(3)
Global Corporates and Financial Institutions	34.7	34.3	1	32.7	6	34.4	1
Commercial Banking other	4.3	4.6	(7)	4.9	(12)	4.3	–
Wealth	0.9	0.9	–	0.8	13	0.9	–
Central items	1.9	2.6	(27)	3.4	(44)	3.0	(37)
Loans and advances to customers3	441.0	440.5	–	442.3	–	444.4	(1)

Customer deposits
Retail current accounts	76.0	75.2	1	73.1	4	73.7	3
Commercial current accounts2,4	34.0	33.9	–	33.7	1	34.9	(3)
Retail relationship savings accounts	144.4	144.7	–	147.4	(2)	145.9	(1)
Retail tactical savings accounts	15.3	15.6	(2)	18.4	(17)	16.8	(9)
Commercial deposits2, 5	133.2	133.0	–	130.4	2	130.1	2
Wealth	13.8	13.9	(1)	13.6	1	14.1	(2)
Central items	0.9	0.7	29	1.0	(10)	0.8	13
Total customer deposits6	417.6	417.0	–	417.6	–	416.3	–

Total assets7	822.2	818.3	–	829.8	(1)	797.6	3
Total liabilities7	773.2	767.8	1	781.2	(1)	747.4	3

Shareholders’ equity	43.4	43.8	(1)	42.9	1	43.4	–
Other equity instruments	5.4	6.5	(17)	5.4	–	6.5	(17)
Non-controlling interests	0.2	0.2	–	0.3	(33)	0.3	(33)
Total equity	49.0	50.5	(3)	48.6	1	50.2	(2)

Ordinary shares in issue, excluding own shares	70,740m	71,165m	(1)	71,944m	(2)	71,149m	(1)

1	Primarily includes Europe.
2	Includes Retail Business Banking.
3	Excludes reverse repos.
4	Primarily non interest-bearing Commercial Banking current accounts.
5	Primarily Commercial Banking interest-bearing accounts.
6	Excludes repos.
7	The adoption of IFRS 16 on 1 January 2019 resulted in the recognition of a right-of-use asset of £1.7 billion and lease liabilities of £1.8 billion.

GROUP CHIEF EXECUTIVE’S STATEMENT

In the first six months of 2019 we have continued to deliver for our customers whilst making strong strategic progress, increasing investment in the business and helping Britain prosper. At the same time we have delivered a good financial performance with market leading efficiency and returns which has enabled the Board to announce an increased interim dividend.

Given our clear UK focus, our performance is inextricably linked with the health of the UK economy. The economy has remained resilient, however the continued economic uncertainty is having an impact on business confidence and leading to some softening in international economic indicators. Companies’ investment and employment intentions have both declined in the second quarter of 2019 while global growth has softened and interest rate expectations have declined. Despite this the consumer sector remains robust with increased levels of employment and rising real wages, supporting consumption and GDP growth.

In recent years we have deliberately taken a prudent approach to growth and risk and have continued to invest in the business while maintaining a relentless focus on costs. The success of this approach is demonstrated by our financial performance in the first half of the year, which shows the resilience of our business model and the ability to generate market leading returns in an uncertain environment. This further reinforces my confidence that our strategy remains the right one in the current environment and that our significant cost advantage and unique business model mean the Group is well placed to continue to support its customers, help Britain prosper and deliver sustainable, superior returns to our shareholders.

Financial performance
In the first six months we have delivered a robust underlying profit of £4.2 billion, in line with prior year, with a statutory profit after tax of £2.2 billion, despite an additional PPI charge of £650 million. Net interest margin remained resilient at 2.90 per cent, cost:income ratio further improved to 45.9 per cent, while business as usual costs reduced 5 per cent due to our relentless focus on efficiency, enabling increased strategic investment in the business. Statutory return on tangible equity was strong at 11.5 per cent despite higher below the line charges including PPI. Credit quality also remains strong and our loan portfolios continue to be well positioned, reflecting the Group’s prudent through the cycle approach to credit risk. The CET1 capital build totalled 70 basis points with the Group’s pro forma CET1 ratio increasing to 14.6 per cent, pre dividend.

As announced in May, the Board’s view of the level of CET1 capital targeted is around 12.5 per cent, plus a management buffer of around 1 per cent, following the notification by the regulator of the Systemic Risk Buffer and the reduction in the Group’s Pillar 2A in July 2018.

The strong capital build has enabled the Board to announce an increased interim ordinary dividend of 1.12 pence per share, up 5 per cent, in line with the Group’s progressive and sustainable ordinary dividend policy. Good progress has also been made on the share buyback that was announced with our full year results at the time of issuing results we have bought back approximately 1.4 billion shares, with around 50 per cent of the up to £1.75 billion programme now completed.

As also announced in May, the Group will commence paying quarterly dividends in 2020 which will provide a more regular flow of dividend income to shareholders.

Strategic progress
We are now half way through the third stage of our ambitious strategy launched in February 2018. In the last eighteen months we have made significant progress in transforming the Group for success in a digital world and, in line with our commitment to invest more than £3 billion over the plan period, have invested £1.5 billion to date to build new sources of competitive advantage across our four strategic pillars.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Leading customer experience
We continue to believe that our customers’ evolving needs are best served through a multi-brand, multi-channel strategy and are therefore committed to maintaining the UK’s largest digital bank and branch network. In line with this commitment, we have continued to improve our digital proposition, with our digitally active customer base increasing to 15.9 million, of which 9.8 million are mobile app customers. While 75 per cent of products are now initiated via digital channels, branches remain a vital channel for meeting our customers’ more complex needs. Since the start of 2018, we have improved our relationship mortgage new business market share by 3 percentage points and, through Schroders Personal Wealth we will extend wealth capabilities to our branch network. Our overall success in improving the customer experience is reflected in our net promoter scores, which increased to 65 for all channels and 67 for digital channels, both up c.5 per cent since year end 2018.

Digitising the Group
We have continued to increase our investment in technology. This now represents 19 per cent of operating costs, up from 16 per cent in 2018, with over 70 per cent of this amount relating to enhancing existing capabilities and creating new ones. This investment is enabling us to improve the experience of our customers and colleagues, while also driving operational efficiencies that will support increased investment going forward. Consistent with this focus, we have made strong progress in transforming customer and colleague end-to-end processes, with activity to date having now covered c.40 per cent of our cost base, up from 12 per cent in the previous strategic plan period.

Maximising the Group’s capabilities
We have continued to build on our Open Banking proposition, which is now available to all of our digital customers, and we were the first in the market to extend this functionality to both savings products and credit cards. In addition, our unique Single Customer View capability, which enables customers to view all of the pension and insurance products that they hold with the Group alongside their banking products, continues to go from strength to strength and is now available to more than four million customers, up by more than one million since the start of the year. We also established Schroders Personal Wealth in June and will launch this to the market in the second half of the year, with the ambition of becoming a top three financial planning business within five years.

Transforming ways of working
In 2019 we have increased our investment in our colleagues, with a focus on ensuring that we are able to continue to attract, develop and retain the talent and capabilities we will need in the future. As part of this, we have increased the ‘skills of the future’ training delivered to our colleagues to a cumulative 2.1 million hours since 2018, putting us well on track to meet our target of 4.4 million hours by the end of the plan period. We have also hired over 900 colleagues across critical areas such as engineering, data science and cyber security, in line with our plan to treble our strategic hiring compared to 2018. Consistent with our focus on improving our overall operating efficiency, building internal capabilities through these initiatives has also enabled us to reduce the use of external resource by 20 per cent since the end of 2017.

Helping Britain Prosper Plan
As part of our purpose of helping Britain prosper, we believe we have a responsibility to help address some of the societal, economic and environmental challenges that the UK faces. During the first half of the year, we contributed £10 billion of gross new lending to businesses, and we are on course to meet our commitment to lend up to £18 billion to UK businesses in 2019 as part of our continued support for the UK economy. Similarly, we are on track to meet our target of £6 billion of additional net lending to start-up, SME and Mid Market clients over the three years to the end of 2020.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

We have now trained around 4,000 people in digital life skills through our Lloyds Bank Academy and have around 23,000 colleagues volunteering as Digital Champions in their local communities as part of our efforts to help close the digital skills gap in the UK. I am also very proud of the Stonewall Top Financial Services Employer and Times Top 50 Employer for Women awards, which we received this year in recognition of our role in championing inclusion and diversity.

To help the UK transition into a sustainable, low carbon economy, which we believe is key to the UK’s prosperity, we are actively incentivising sustainable lending with our clients. In recognition of the Green Lending Initiatives we have put in place so far, we recently won the Real Estate Capital Sustainable Finance Provider of the year award. We also have a portfolio of new propositions under development and are currently piloting a digital app which aims to help our Commercial Banking customers understand and improve the energy efficiency of their buildings.

Outlook
Our results for the first half of the year continue to demonstrate the resilience of our business model and that our strategy remains the right one in the current environment. We expect the Group to continue to deliver sustainable, superior performance for our customers and shareholders, and the resilience of the business model is reflected in our guidance for 2019:

●
Net interest margin of c.2.90 per cent

●
Operating costs of less than £8 billion and cost:income ratio expected to fall

●
Net asset quality ratio of less than 30 basis points

●
Given the below the line charges, including PPI, in 2019 we now expect capital build to be at the lower end of our ongoing 170 to 200 basis points range, and for return on tangible equity to be around 12 per cent

Beyond 2019, our longer term targets remain unchanged although continued economic uncertainty could impact outlook.

Summary
We will maintain our prudent approach to growth and risk whilst retaining our relentless focus on costs and continuing to invest and transform the business for success in a digital world. We are well placed to continue to support our customers, help Britain prosper, and deliver sustainable, superior returns for shareholders.

SUMMARY OF GROUP RESULTS

Good financial performance with market leading efficiency and returns
The Group’s statutory profit after tax was £2,225 million, 4 per cent lower than in the first half of 2018 with robust underlying profit more than offset by higher below the line items, including the PPI provision charge. The return on tangible equity remained strong at 11.5 per cent.

Underlying profit of £4,194 million includes a 2 per cent reduction in net income and the expected higher impairment charge largely offset by lower total costs. The underlying return on tangible equity was 16.3 per cent.

The balance sheet remains strong with lending growth in targeted segments in the quarter including the open mortgage book and SME, and deposit growth largely driven by current accounts. The Group’s pro forma CET1 ratio was 14.6 per cent pre dividend and 14.0 per cent post dividend with capital build in the first half of 2019 of 70 basis points, despite 33 basis points impact from PPI and 11 basis points from the implementation of IFRS 16. The capital build includes the impact of the interim Insurance dividend of £100 million paid in July 2019.

Net income

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	2018	Change	2018	Change
	£m	£m	%	£m	%

Net interest income	6,145	6,344	(3)	6,370	(4)
Other income	3,100	3,124	(1)	2,886	7
Operating lease depreciation1	(473)	(497)	5	(459)	(3)
Vocalink gain on sale	50	–		–
Net income	8,822	8,971	(2)	8,797	–

Banking net interest margin	2.90%	2.93%	(3)bp	2.93%	(3)bp
Average interest-earning banking assets	£433.3bn	£436.4bn	(1)	£435.5bn	(1)

1	Net of profits on disposal of operating lease assets of £14 million (half-year to 30 June 2018: £29 million; half-year to 31 December 2018: £31 million).

Net income of £8,822 million was 2 per cent lower than in the first half of 2018, with lower net interest income and a decrease of 1 per cent in other income partly offset by lower operating lease depreciation.

Net interest income of £6,145 million was down 3 per cent with a resilient net interest margin and lower average interest-earning banking assets. Net interest margin was 2.90 per cent, in line with guidance, with the benefit of lower deposit costs and higher current account balances offset by continued pressure on asset margins. Average interest-earning banking assets were down £3.1 billion year on year with growth in targeted segments, in particular SME (£0.8 billion) and UK Motor Finance (£1.4 billion), more than offset by lower balances in the closed mortgage book (£2.4 billion) and the sale of the Irish mortgage portfolio (£3.3 billion).

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2019 the Group’s hedge had a nominal balance of £172 billion (31 December 2018: £180 billion) and an average duration of around three years (31 December 2018: around four years). The Group generated £1.3 billion of income from the structural hedge balances in the first six months of 2019 (half-year to 30 June 2018: £1.3 billion). The benefit from the hedge in the six months was £0.5 billion over LIBOR (half-year to 30 June 2018: £0.8 billion) with a fixed earnings rate of approximately 0.6 per cent over LIBOR (half-year to 30 June 2018: 0.9 per cent).

SUMMARY OF GROUP RESULTS (continued)

Other income decreased by 1 per cent to £3,100 million with strong performance within Insurance and Wealth, which increased by 21 per cent reflecting increased workplace pensions new business income and the benefit from the planned change in investment management provider. In Retail, other income reduced 4 per cent with higher current account fee income offset by lower Lex Autolease volumes, with an associated reduction in operating lease depreciation. Commercial Banking income was down 13 per cent and continues to be impacted by challenging conditions in particular within the markets business, resulting in lower levels of client activity. Other income also included a gain of £181 million on the sale of £6 billion of gilts and other liquid assets, (half-year to 30 June 2018: £191 million gain). In addition, in the first quarter the Group recognised a £50 million performance related earn-out following the sale of Vocalink in 2017.

Total costs

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	2018	Change	2018	Change
	£m	£m	%	£m	%

Operating costs	3,906	4,024	3	4,141	6
Remediation	143	257	44	343	58
Total costs	4,049	4,281	5	4,484	10

Business as usual costs1	2,677	2,832	5	3,004	11

Cost:income ratio	45.9%	47.7%	(1.8)pp	51.0%	(5.1)pp

1
Business as usual costs in the half-year to 30 June 2018 and half-year to 31 December 2018 are adjusted to reflect the impact of applying IFRS 16. Excluding the impact of IFRS 16 business as usual costs in the half-year to 2018 were £2,942 million and £3,106 million in the half-year to 31 December 2018.

Total costs of £4,049 million were 5 per cent lower than in the first half of 2018, driven by both a reduction in operating costs and lower remediation charges.

Operating costs of £3,906 million were 3 per cent lower than in the same period in 2018. The Group continues to focus on reducing its underlying cost base to create capacity to further invest in the business. Business as usual costs were down 5 per cent in the period driven by increased efficiency from digitalisation and process improvements in parallel with increased strategic investment of £0.6 billion in the business, up 41 per cent compared to the first half of 2018. During the first six months of 2019 the Group capitalised c.£0.8 billion of investment spend of which c.£0.5 billion related to intangible assets, which is deducted from capital. Total capitalised spend was equivalent to c.60 per cent of above the line investment, which was in line with the full year 2018.

Remediation charges were significantly lower than in the first half of 2018, at £143 million (half-year to 30 June 2018: £257 million) and included additional charges of £123 million in the second quarter of 2019 relating to a number of items across existing programmes.

The Group’s market leading cost:income ratio continues to provide competitive advantage and improved by 1.8 percentage points to 45.9 per cent, with positive jaws of 3 per cent.

The Group continues to expect operating costs (which excludes remediation) of less than £8 billion for the full year 2019, and is targeting a cost:income ratio including remediation in the low 40s exiting 2020, with reductions every year.

SUMMARY OF GROUP RESULTS (continued)

Impairment

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	2018	Change	2018	Change
	£m	£m	%	£m	%

Impairment charge	579	456	(27)	481	(20)
Asset quality ratio	0.26%	0.20%	6bp	0.22%	4bp
Gross asset quality ratio	0.34%	0.27%	7bp	0.30%	4bp

	At 30 June	At 30 June		At 31 Dec
	20191	20181		20181
	%	%	Change	%	Change

Stage 2 loans and advances to customers as % of total	8.1	9.8	(1.7)pp	7.8	0.3pp
Stage 2 ECL2 allowances as % of Stage 2 drawn balances	3.6	3.6	–	4.1	(0.5)pp

Stage 3 loans and advances to customers as % of total	1.9	1.8	0.1pp	1.9	–
Stage 3 ECL2 allowances as % of Stage 3 drawn balances	23.0	25.2	(2.2)pp	24.3	(1.3)pp

Total ECL2 allowances as % of drawn balances	0.9	0.9	–	0.9	–

1	Underlying basis.
2	Expected credit losses.

Credit quality remains strong with a net asset quality ratio of 26 basis points and a gross asset quality ratio of 34 basis points compared with 20 basis points and 27 basis points respectively in the first half of 2018. The impairment charge increased to £579 million and was driven by a number of items including some weakening in used car prices, alignment of credit card provisioning methodologies, lower cash recoveries following prior year debt sales and two corporate cases in Commercial Banking.

The Group’s loan portfolios continue to be well positioned, reflecting the Group’s prudent, through the cycle approach to credit risk, and benefiting from continued low interest rates and a resilient UK economy.

Overall credit performance in the secured book remains strong with the average mortgage loan to value improving slightly to 42.6 per cent (Dec 2018: 44.1 per cent). New business average loan to value was 63.1 per cent and around 91 per cent of the portfolio has a loan to value ratio of less than 80 per cent. New to arrears as a proportion of the total book remains low in both the secured and unsecured books. In Commercial Banking, the book continues to benefit from effective risk management, including a prudent approach to vulnerable sectors and concentration risk.

The economic assumptions included in the Group’s IFRS 9 model scenarios have been refined to reflect the economic outlook through 2019, although the impact on the overall Group expected credit loss (ECL) has not changed significantly. The Group’s ECL allowance continues to reflect a probability-weighted view of future economic scenarios including a 30 per cent weighting of downside and a 10 per cent weighting of severe downside. Total ECL allowances as a percentage of drawn balances remains unchanged at 0.9 per cent over the last year.

Stage 2 loans and advances to customers as a percentage of total lending reduced by 1.7 percentage points to 8.1 per cent reflecting model refinements and portfolio improvements in 2018, whilst Stage 3 loans and advances were broadly stable at 1.9 per cent. The Group’s coverage of Stage 2 assets was stable at 3.6 per cent whilst coverage of Stage 3 assets reduced by 2.2 percentage points to 23.0 per cent due to increased Commercial Banking Stage 3 balances with lower likelihood of net loss. The Group’s total balance sheet provision at 30 June was £4.4 billion (31 December 2018: £4.4 billion), equivalent to around four years of total normalised annual cash write-offs.

The Group continues to expect an asset quality ratio of less than 30 basis points in 2019, reflecting strong credit quality.

SUMMARY OF GROUP RESULTS (continued)

Statutory profit

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	2018	Change	2018	Change
	£m	£m	%	£m	%

Underlying profit	4,194	4,234	(1)	3,832	9
Restructuring	(182)	(377)	52	(502)	64
Volatility and other items
Market volatility and asset sales	(296)	34		(84)
Amortisation of purchased intangibles	(34)	(53)	36	(55)	38
Fair value unwind and other	(135)	(171)	21	(148)	9
	(465)	(190)		(287)	(62)
Payment protection insurance provision	(650)	(550)	(18)	(200)
Statutory profit before tax	2,897	3,117	(7)	2,843	2
Tax expense1	(672)	(800)	16	(654)	(3)
Statutory profit after tax1	2,225	2,317	(4)	2,189	2

Earnings per share	2.7p	2.9p	(7)	2.6p	4
Return on tangible equity	11.5%	12.1%	(0.6)pp	11.3%	0.2pp

1	Comparatives restated to reflect amendments to IAS 12, see basis of presentation.

Further information on the reconciliation of underlying to statutory results is included on page 24.

The Group’s statutory profit after tax of £2,225 million was 4 per cent lower than in the first half of 2018 with robust underlying profit and lower restructuring costs more than offset by an increase in volatility and other items and a higher PPI provision charge. The return on tangible equity was 11.5 per cent and earnings per share was 2.7 pence.

Restructuring costs were £182 million, primarily reflecting the completion of the migration of MBNA in the first quarter of 2019, severance costs relating to the Group’s strategic investment plans and the rationalisation of the non-branch property portfolio. Restructuring costs were significantly lower than the previous year due to the completion of the ring-fencing programme and the completion of MBNA integration in the first quarter.

Market volatility and asset sales of £296 million included adverse movements in banking volatility and a charge for exiting the Standard Life Aberdeen investment management agreement.

The reduction in amortisation of purchased intangibles to £34 million (half-year to 30 June 2018: £53 million) was driven by a number of intangible assets fully amortising in 2018. Fair value unwind and other items reduced to £135 million (half-year to 30 June 2018: £171 million) reflecting the run down of the subordinated liabilities acquired during the HBOS acquisition.

The PPI provision charge of £650 million included an additional £550 million charged in the second quarter. The additional charge in the quarter is largely driven by the significant increase in PPI information requests received in the second quarter onwards, which will lead to higher total complaints and associated administration costs. PPI information requests and complaint volumes remain uncertain, however the outstanding balance sheet provision at 30 June 2019 was £1.1 billion and assumes total expected complaint volumes increasing from 5.6 million to 5.8 million.

SUMMARY OF GROUP RESULTS (continued)

Taxation
The tax expense was £672 million (half-year to 30 June 2018: £800 million) representing an effective tax rate of 23 per cent (half-year to 2018: 26 per cent) and benefited from the release of a deferred tax liability. The Group continues to expect the effective tax rate be around 25 per cent in 2020.

Return on tangible equity
The return on tangible equity was 11.5 per cent and the underlying return on tangible equity was flat at 16.3 per cent primarily reflecting robust underlying profit.

Given the below the line charges, including PPI, the Group now expects return on tangible equity to be around 12 per cent in 2019.

Balance sheet

	At 30 June	At 31 Mar	Change	At 30 June	Change	At 31 Dec	Change
	2019	2019	%	2018	%	2018	%

Loans and advances to customers1	£441bn	£441bn	–	£442bn	–	£444bn	(1)
Customer deposits2	£418bn	£417bn	–	£418bn	–	£416bn	–
Loan to deposit ratio	106%	106%	–	106%	–	107%	(1)pp

Wholesale funding	£131bn	£125bn	5	£122bn	7	£123bn	6
Wholesale funding <1 year maturity	£44bn	£40bn	11	£38bn	17	£33bn	33
Of which money-market funding <1 year maturity3	£25bn	£24bn	1	£25bn	–	£21bn	18
Liquidity coverage ratio - eligible assets	£132bn	£135bn	(2)	£129bn	2	£129bn	2
Liquidity coverage ratio4	130%	129%	1pp	125%	5pp	128%	2pp

1	Excludes reverse repos of £54.1 billion (30 June 2018: £26.7 billion; 31 December 2018: £40.5 billion).
2	Excludes repos of £4.1 billion (30 June 2018: £4.0 billion; 31 December 2018: £1.8 billion).
3
Excludes balances relating to margins of £5.1 billion (30 June 2018: 4.0 billion; 31 December 2018: £3.8 billion) and settlement accounts of £2.0 billion (30 June 2018: £1.7 billion; 31 December 2018: £1.2 billion).

4	The Liquidity coverage ratio is calculated as a simple average of month end observations over the 12 months preceding the end of each quarter.

Loans and advances to customers were £441 billion with growth in a number of targeted segments in the last three months, including the open mortgage book, which grew £0.8 billion, SME and UK Motor Finance, offset by reductions in the closed mortgage book and Commercial Banking run-off. The Group continues to expect the open mortgage book at the year end to be in line with 2018.

The Group continues to optimise funding and target current account balance growth, with Retail current accounts up 3 per cent over the last six months at £76.0 billion (31 December 2018: £73.7 billion). The loan to deposit ratio was slightly lower at 106 per cent.

Wholesale funding increased by 6 per cent to £131 billion (31 December 2018: £123 billion) as the Group refinanced Funding for Lending Scheme (FLS) funding. The Group’s liquidity continues to exceed the regulatory minimum and internal risk appetite.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 30 June	At 30 June	Change	At 31 Dec	Change
	2019	2018	%	2018	%

Pro forma CET1 ratio pre dividend accrual1	14.6%	15.1%	(0.5)pp	13.9%	0.7pp
Pro forma CET1 ratio1	14.0%	14.5%	(0.5)pp	13.9%	0.1pp
Pro forma transitional total capital ratio1	21.7%	22.1%	(0.4)pp	23.1%	(1.4)pp
Pro forma transitional MREL ratio1	32.2%	29.7%	2.5pp	32.6%	(0.4)pp
Pro forma UK leverage ratio1	5.1%	5.3%	(0.2)pp	5.6%	(0.5)pp
Pro forma risk-weighted assets1	£207bn	£207bn	–	£206bn	–

Shareholders' equity	£43bn	£43bn	1	£43bn	–
Tangible net assets per share	53.0p	52.1p	0.9p	53.0p	–

1
The CET1, total, MREL and leverage ratios at 30 June 2019, 30 June 2018 and 31 December 2018 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in subsequent reporting period. The CET1 ratios at 31 December 2018 are reported post share buyback and post dividend accrual. In addition the pro forma ratios and pro forma risk-weighted assets at 30 June 2018 reflected the sale of the Irish mortgage portfolio.

The Group’s balance sheet remains strong with capital build of 70 basis points in the first six months of 2019. The Group’s CET1 capital ratio increased to 14.6 per cent on a pro forma basis pre dividend and 14.0 per cent post dividend (31 December 2018: 13.9 per cent pro forma post dividend and share buyback).

The increase in the CET1 capital ratio included 97 basis points from underlying capital build, primarily driven by underlying profit, and 5 basis points relating to the dividends received from the Insurance business. Market and other movements amounted to 12 basis points. This was partly offset by 33 basis points for PPI and 11 basis points from the implementation of IFRS 16.

The Group continues to expect an ongoing capital build of 170 to 200 basis points per annum, pre dividend. Given the additional below the line charges, particularly PPI, we now expect capital build to be at the lower end of this range in 2019.

The Board’s view of the level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties remains unchanged since the announced reduction in the first quarter of 2019, at around 12.5 per cent, plus a management buffer of around 1 per cent.

The transitional total capital ratio reduced to 21.7 per cent on a pro forma basis (30 June 2018: 22.1 per cent; 31 December 2018: 23.1 per cent) and the Group remains well positioned to meet its MREL requirement from 2020 with a pro forma transitional MREL ratio of 32.2 per cent (30 June 2018: 29.7 per cent; 31 December 2018: 32.6 per cent). The leverage ratio on a pro forma basis reduced to 5.1 per cent (30 June 2018: 5.3 per cent; 31 December 2018: 5.6 per cent pro forma).

Tangible net assets per share of 53.0 pence (30 June 2018: 52.1 pence; 31 December 2018: 53.0 pence) increased by 2.1 pence before the payment of the 2018 final dividend of 2.14 pence.

SUMMARY OF GROUP RESULTS (continued)

Dividend
In respect of the first half of 2019, the Board has announced an interim ordinary dividend of 1.12 pence per share, an increase of 5 per cent on prior year and in line with the progressive and sustainable ordinary dividend policy.

The Board will continue to give due consideration at each year end to the return of any surplus capital. In February this year, the Board decided to return surplus capital through a share buyback programme of up to £1.75 billion. This commenced in March 2019 and at the time of issuing results is c.50 per cent complete having purchased c.1.4 billion shares.

The Group announced in May 2019 that it would move to the payment of quarterly dividends in 2020 in order to accelerate payment of dividends to all shareholders. The Group intends to adopt three equal interim ordinary dividend payments for the first three quarters of the year followed by, subject to performance, a larger final dividend for the fourth quarter of the year. The first three quarterly payments, payable in June, September and December will be 20 per cent of the previous year's total ordinary dividend per share. The fourth quarter payment will be announced with the full year results, with the amount reflecting the Group's financial performance and our objective of a progressive and sustainable ordinary dividend. The final dividend will continue to be paid in May, following approval at the Annual General Meeting.

UNDERLYING BASIS SEGMENTAL ANALYSIS

Half-year to 30 June 2019
		Commercial	Insurance	Central
	Retail	Banking	and Wealth	items	Group
	£m	£m	£m	£m	£m

Net interest income	4,366	1,460	58	261	6,145
Other income	1,007	733	1,183	177	3,100
Operating lease depreciation	(461)	(12)	–	–	(473)
Vocalink gain on sale	–	–	–	50	50
Net income	4,912	2,181	1,241	488	8,822
Operating costs	(2,325)	(1,034)	(539)	(8)	(3,906)
Remediation	(48)	(90)	(25)	20	(143)
Total costs	(2,373)	(1,124)	(564)	12	(4,049)
Impairment	(556)	(65)	–	42	(579)
Underlying profit	1,983	992	677	542	4,194

Banking net interest margin	2.64%	3.15%			2.90%
Average interest-earning banking assets	£339.8bn	£92.6bn	£0.9bn	–	£433.3bn
Asset quality ratio	0.33%	0.13%			0.26%
Return on risk-weighted assets	4.23%	2.35%			4.09%
Loans and advances to customers1	£338.1bn	£100.1bn	£0.9bn	£1.9bn	£441.0bn
Customer deposits2	£252.4bn	£150.6bn	£13.8bn	£0.8bn	£417.6bn
Risk-weighted assets	£95.8bn	£83.0bn	£1.3bn	£26.4bn	£206.5bn

Half-year to 30 June 2018
		Commercial	Insurance	Central
	Retail3	Banking3	and Wealth	items3	Group
	£m	£m	£m	£m	£m

Net interest income	4,511	1,501	60	272	6,344
Other income	1,052	842	979	251	3,124
Operating lease depreciation	(477)	(20)	–	–	(497)
Net income	5,086	2,323	1,039	523	8,971
Operating costs	(2,401)	(1,073)	(534)	(16)	(4,024)
Remediation	(91)	(75)	(25)	(66)	(257)
Total costs	(2,492)	(1,148)	(559)	(82)	(4,281)
Impairment	(460)	6	–	(2)	(456)
Underlying profit	2,134	1,181	480	439	4,234

Banking net interest margin	2.69%	3.32%			2.93%
Average interest-earning banking assets	£342.0bn	£90.3bn	£0.8bn	£3.3bn	£436.4bn
Asset quality ratio	0.27%	(0.03)%			0.20%
Return on risk-weighted assets	4.71%	2.74%			4.05%
Loans and advances to customers1	£340.8bn	£97.3bn	£0.8bn	£3.4bn	£442.3bn
Customer deposits2	£254.6bn	£148.5bn	£13.6bn	£0.9bn	£417.6bn
Risk-weighted assets	£92.4bn	£86.7bn	£1.3bn	£26.5bn	£206.9bn

1	Excludes reverse repos.
2	Excludes repos.
3	Prior period segmental comparatives restated. See basis of presentation.

UNDERLYING BASIS SEGMENTAL ANALYSIS (continued)

Half-year to 31 December 2018
		Commercial	Insurance	Central
	Retail1	Banking1	and Wealth	items1	Group
	£m	£m	£m	£m	£m

Net interest income	4,549	1,512	63	246	6,370
Other income	1,045	828	886	127	2,886
Operating lease depreciation	(444)	(15)	–	–	(459)
Net income	5,150	2,325	949	373	8,797
Operating costs	(2,496)	(1,118)	(487)	(40)	(4,141)
Remediation	(176)	(128)	(14)	(25)	(343)
Total costs	(2,672)	(1,246)	(501)	(65)	(4,484)
Impairment	(401)	(77)	(1)	(2)	(481)
Underlying profit	2,077	1,002	447	306	3,832

Banking net interest margin	2.66%	3.22%			2.93%
Average interest-earning banking assets	£342.6bn	£92.1bn	£0.8bn	–	£435.5bn
Asset quality ratio	0.23%	0.16%			0.22%
Return on risk-weighted assets	4.43%	2.30%			3.65%
Loans and advances to customers2	£340.1bn	£100.4bn	£0.9bn	£3.0bn	£444.4bn
Customer deposits3	£252.8bn	£148.6bn	£14.1bn	£0.8bn	£416.3bn
Risk-weighted assets	£93.5bn	£86.5bn	£1.2bn	£25.2bn	£206.4bn

1	Prior period segmental comparatives restated. See basis of presentation.
2	Excludes reverse repos.
3	Excludes repos.

DIVISIONAL RESULTS
RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value, and by providing customers with choice and flexibility, with propositions increasingly personalised to their needs. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

Progress against strategic priorities

Leading customer experience

●
UK’s largest digital bank with 15.9 million active digital customers; 9.8 million mobile banking app customers and 75 per cent of new products are now originated digitally, whilst also maintaining the UK’s largest branch network

●
First to market in extending open banking functionality, to both savings products and credit cards

●
Launched the Lloyds ‘M Word’ campaign to support customers being more confident and comfortable talking about money, along with a refreshed Halifax brand

●
Supporting customers in branches with around 50 per cent of customer facing time spent on complex financial needs, resulting in the relationship new mortgage market share improving by 3 percentage points since start of 2018

Digitising the Group

●
Continued to significantly enhance the mobile app experience for customers by introducing:

-
Virtual Assistant available any time resolving over 25 per cent of messaging queries

-
Upcoming payments helping customers budget better, with over 40 million views since launch

-
Self-service capability to update address, providing flexibility and control

-
Relaunched Save the Change so more customers can establish a savings habit linked to everyday transactions

●
Voice ID now the most popular form of security for telephone banking with over 12 million verifications since launch

●
Rolled out Black Horse Finance Online, a new point of sale technology platform to around 4,000 motor retailers

Maximising the Group’s capabilities

●
MBNA integration completed ahead of schedule with migration of over 8 million customer accounts

●
Launched an electric vehicle fund initiative through Lex Autolease to support lower UK emissions

Transforming ways of working

●
Launched a pilot with local shops to boost the number of retailers offering cashback to support access to cash

●
Invested around 24,000 training hours in colleagues to support customers with fraud and disputes

Financial performance

●
Underlying profit of £1,983 million decreased 7 per cent

●
Net interest income was 3 per cent lower, reflecting a 5 basis point reduction in net interest margin with continued mortgage competition pressure partly offset by lower funding costs

●
Other income reduced 4 per cent with lower Lex fleet size, with an associated benefit in operating lease depreciation

●
Operating costs reduced 3 per cent, as efficiency savings more than offset increased investment in the business.

●
Impairment increased 21 per cent as a result of some weakening in used car prices, alignment of credit card methodologies and lower cash recoveries following prior year debt sales

●
Customer lending was broadly flat with growth in Black Horse and unsecured loans being offset by mortgages. Open mortgage balances grew by £0.8 billion in the second quarter of 2019

●
Customer deposits include improved current account mix, stable relationship balances and reduced tactical savings

●
Risk-weighted assets increased by 4 per cent mainly driven by model refinements within mortgages

Retail performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	20181	Change	20181	Change
	£m	£m	%	£m	%

Net interest income	4,366	4,511	(3)	4,549	(4)
Other income	1,007	1,052	(4)	1,045	(4)
Operating lease depreciation	(461)	(477)	3	(444)	(4)
Net income	4,912	5,086	(3)	5,150	(5)
Operating costs	(2,325)	(2,401)	3	(2,496)	7
Remediation	(48)	(91)	47	(176)	73
Total costs	(2,373)	(2,492)	5	(2,672)	11
Impairment	(556)	(460)	(21)	(401)	(39)
Underlying profit	1,983	2,134	(7)	2,077	(5)

Banking net interest margin	2.64%	2.69%	(5)bp	2.66%	(2)bp
Average interest-earning banking assets	£339.8bn	£342.0bn	(1)	£342.6bn	(1)
Asset quality ratio	0.33%	0.27%	6bp	0.23%	10bp
Return on risk-weighted assets	4.23%	4.71%	(48)bp	4.43%	(20)bp

	At 30 June	At 30 June		At 31 Dec
	2019	2018	Change	2018	Change
	£bn	£bn	%	£bn	%

Open mortgage book	264.9	267.1	(1)	266.6	(1)
Closed mortgage book	19.8	22.2	(11)	21.2	(7)
Credit cards	17.7	18.5	(4)	18.1	(2)
UK unsecured loans	8.2	7.8	5	7.9	4
UK Motor Finance	15.5	13.9	12	14.6	6
Business Banking	1.8	1.9	(5)	1.8	–
Overdrafts	1.2	1.2	–	1.3	(8)
Other2	9.0	8.2	10	8.6	5
Loans and advances to customers	338.1	340.8	(1)	340.1	(1)
Operating lease assets	4.5	4.7	(4)	4.7	(4)
Total customer assets	342.6	345.5	(1)	344.8	(1)

Relationship balances3	236.3	235.3	–	235.3	–
Tactical balance3	16.1	19.3	(17)	17.5	(8)
Customer deposits	252.4	254.6	(1)	252.8	–

Risk-weighted assets	95.8	92.4	4	93.5	2

1	Prior periods restated. See basis of presentation.
2	Includes Europe and run-off.
3	Prior period restated to show European deposits as tactical balances.

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, and is committed to supporting UK based clients and international clients with a link to the UK. Through its segmented client coverage model, it provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets services. Continued investment in capabilities and digital propositions enables the delivery of a leading customer experience, supported by increasingly productive relationship managers, with more time spent on value-adding activity.

Progress against strategic priorities

Leading customer experience

●
Co-piloted shared business banking hubs alongside major UK peers, improving accessibility for corporate clients through longer opening hours and ability to conduct transactions through a shared facility

●
Awarded ‘Business Bank of the Year’ at the FDs’ Excellence Awards for the 15th consecutive year

Digitising the Group

●
Delivered the first release of our new cash management and payments platform, allowing clients to benefit from a multi-channel experience when making and receiving payments, supporting continued development of API enabled client propositions

●
Improved our eTrading capability, enabling clients in LBCM to undertake FX trades electronically 24 hours per day across multiple geographies and in turn allowing us to support larger clients in automating their businesses

Maximising the Group’s capabilities

●
Contributed over £10 billion of gross new lending to businesses in the first half of the year, and on course to meet our commitment to lend up to £18 billion to UK businesses in 2019

●
On track to meet our target of £6 billion additional net lending to start-up, SME and Mid Market clients by the end of 2020

●
On course to meet our sustainability targets of supporting energy efficiency improvements for a further one million square feet of commercial real estate in 2019 and renewable energy projects capable of powering 3.5 million homes by 2020

Transforming ways of working

●
Launched the SME Business Lending Tool, freeing up additional relationship manager time to allow for increased engagement with clients, as well as increasing productivity and simplifying the lending journey

●
Over 450 relationship managers trained on climate change and sustainability related risks and opportunities in collaboration with Cambridge Institute for Sustainable Leadership

Financial performance

●
Net interest income of £1,460 million reduced 3 per cent largely reflecting ongoing asset margin pressure

●
Other income of £733 million was 13 per cent lower than the first half of 2018, driven by lower levels of client activity, particularly in the markets business

●
Operating costs of £1,034 million reduced 4 per cent, as increased investment in the business was more than offset by efficiency savings

●
Asset quality ratio of 13 basis points was 16 basis points higher, largely driven by provision increases on two individual corporate cases

●
Return on risk-weighted assets of 2.35 per cent, was 39 basis points lower driven by lower underlying profit, partly offset by a reduction in risk-weighted assets of 4 per cent as a result of ongoing optimisation

●
Continued lending growth in SME with balances up 2 per cent

●
Increased customer deposits at £150.6 billion, reflected continued success in attracting high quality deposit balances in a competitive market

Commercial Banking performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	20181	Change	20181	Change
	£m	£m	%	£m	%

Net interest income	1,460	1,501	(3)	1,512	(3)
Other income	733	842	(13)	828	(11)
Operating lease depreciation	(12)	(20)	40	(15)	20
Net income	2,181	2,323	(6)	2,325	(6)
Operating costs	(1,034)	(1,073)	4	(1,118)	8
Remediation	(90)	(75)	(20)	(128)	30
Total costs	(1,124)	(1,148)	2	(1,246)	10
Impairment	(65)	6		(77)	16
Underlying profit	992	1,181	(16)	1,002	(1)

Banking net interest margin	3.15%	3.32%	(17)bp	3.22%	(7)bp
Average interest-earning banking assets	£92.6bn	£90.3bn	3	£92.1bn	1
Asset quality ratio	0.13%	(0.03)%	16bp	0.16%	(3)bp
Return on risk-weighted assets	2.35%	2.74%	(39)bp	2.30%	5bp

	At 30 June	At 30 June		At 31 Dec
	2019	2018	Change	2018	Change
	£bn	£bn	%	£bn	%

SME	30.5	29.6	3	30.0	2
Mid Markets	30.6	30.1	2	31.7	(3)
Global Corporates and Financial Institutions	34.7	32.7	6	34.4	1
Other	4.3	4.9	(12)	4.3	–
Loans and advances to customers	100.1	97.3	3	100.4	–

SME including Retail Business Banking	32.3	31.5	3	31.8	2

Customer deposits	150.6	148.5	1	148.6	1
Risk-weighted assets	83.0	86.7	(4)	86.5	(4)

1	Prior periods restated. See basis of presentation.

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports around 10 million customers with assets under administration of £155 billion and annualised annuity payments in retirement of over £1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing considerable opportunities in pensions and financial planning, offering customers a single home for their banking and insurance needs, and driving growth across intermediary and relationship channels through a strong distribution model.

Progress against strategic priorities

Leading customer experience

●
Successful migration of around 200,000 policies from a number of legacy systems to a single platform managed by our long term partner Diligenta, enabling customers to better manage their policies with Scottish Widows

●
Concluded remaining transfers of the acquired Zurich UK workplace pensions and savings business in July 2019, adding around £9 billion to assets under administration and bringing the total transferred to £18 billion

●
Launched simple in branch application process for new ‘Plan and Protect’ life and critical illness product which takes c.30 minutes for cover up to £500,000, making it easier for homeowners to protect themselves and their families

●
Scottish Widows won ‘Pension Firm of the Year’ at the FD Excellence Awards for the third consecutive year

Digitising the Group

●
Launched online home insurance claims process, with over 55 per cent of claims now being managed in this way

●
Single Customer View, a unique capability that provides customers with integrated access to banking and insurance products, now available to over 4 million customers, with around 200,000 engaging with their pension every month

Maximising the Group’s capabilities

●
As part of our partnership with Schroders plc, established Schroders Personal Wealth with around 300 advisers, and transferred over £500 million of high net worth customer assets to Cazenove Capital

●
Good progress towards the target of growing open book assets under administration by £50 billion by the end of 2020, with strong customer net inflows of £12 billion (including the Zurich transfer in July) and positive market movements of £8 billion in the first half of 2019. Cumulative net inflows of £25 billion and small positive market movements give overall growth of £28 billion since the start of current strategic plan in 2018

●
Already achieved the 1 million new pension customers target since the start of 2018

Financial performance

●
Strong growth in life and pensions sales, up 14 per cent, driven by increases in new members in existing workplace schemes and increased auto enrolment workplace contributions

●
New underwritten household premiums increased 33 per cent, reflecting progress of direct and corporate partnership propositions; total underwritten premiums decreased 2 per cent driven by a competitive renewal market

●
Life and pensions new business income up 27 per cent to £340 million. Lower existing business income due to equity hedging strategy to reduce capital and earnings volatility. Higher experience and other items includes benefits from the planned change in investment management provider and higher in year benefits from changes to annuitant mortality assumptions. General insurance income net of claims benefits from benign weather in 2019

●
Underlying profit increased by 41 per cent to £677 million. Net income increased by £202 million to £1,241 million whilst operating costs increased by £5 million with cost savings partly offsetting higher investment in the business

Insurance capital

●
Estimated pre interim dividend Solvency II ratio of 149 per cent (31 December 2018 pre final dividend position: 165 per cent). The fall in the ratio primarily reflects the impact of a £350 million dividend paid to Group in February 2019 and market volatility over the period, particularly reductions in long term interest rates

●
A dividend of £100 million was paid to Group in July 2019, with c.£7 billion cumulative dividends paid to the Group since 2011

Insurance and Wealth performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	2018	Change	2018	Change
	£m	£m	%	£m	%

Net interest income	58	60	(3)	63	(8)
Other income	1,183	979	21	886	34
Net income	1,241	1,039	19	949	31
Operating costs	(539)	(534)	(1)	(487)	(11)
Remediation	(25)	(25)	–	(14)	(79)
Total costs	(564)	(559)	(1)	(501)	(13)
Impairment	–	–		(1)
Underlying profit	677	480	41	447	51

Life and pensions sales (PVNBP)1	8,568	7,483	14	6,901	24
General insurance underwritten new GWP2	64	48	33	59	8
General insurance underwritten total GWP2	335	342	(2)	348	(4)
General insurance combined ratio	80%	103%	(23)pp	89%	(9)pp

	At 30 June	At 30 June		At 31 Dec
	2019	2018	Change	2018	Change
	£bn	£bn	%	£bn	%

Insurance Solvency II ratio3	149%	153%	(4)pp	165%	(16)pp
UK Wealth Loans and advances to customers	0.9	0.8	13	0.9	–
UK Wealth Customer deposits	13.8	13.6	1	14.1	(2)
UK Wealth Risk-weighted assets	1.3	1.3	–	1.2	8
Total customer assets under administration	155.0	151.0	3	141.3	10

Income by product group

	Half-year to 30 June 2019			Half-year to 30 June 2018			Half-year
	New	Existing		New	Existing		to 31 Dec
	business	business	Total	business	business	Total	2018
	£m	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	245	56	301	165	75	240	246
Individual and bulk annuities	78	34	112	88	45	133	111
Protection	11	12	23	8	11	19	23
Longstanding LP&I	6	191	197	7	208	215	212
	340	293	633	268	339	607	592
Life and pensions experience and other items			248			140	3
General insurance			179			103	169
			1,060			850	764
Wealth			181			189	185
Net income			1,241			1,039	949

1	Present value of new business premiums. Further information on page 112.
2	Gross written premiums.
3	Equivalent regulatory view of ratio (including With Profits funds) at 30 June 2019 was 141 per cent (30 June 2018: 148 per cent; 31 December 2018: 156 per cent).

CENTRAL ITEMS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	20181	Change	20181	Change
	£m	£m	%	£m	%

Net income	488	523	(7)	373	31
Operating costs	(8)	(16)	50	(40)	80
Remediation	20	(66)		(25)
Total costs	12	(82)		(65)
Impairment	42	(2)		(2)
Underlying profit	542	439	23	306	77

1	Prior periods restated. See basis of presentation.

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions, and the Group’s private equity business, Lloyds Development Capital.

Remediation in the half-year to 30 June 2019 reflects the release of provisions relating to discontinued business.

During the first half of 2019, impairment included releases relating to the reassessment of credit risk associated with debt instruments held within the Group’s equity investments business.

OTHER FINANCIAL INFORMATION

1.
Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
		Volatility
	Statutory	and other	Insurance		Underlying
	basis	items1,2,3	gross up4	PPI	basis
Half-year to 30 June 2019	£m	£m	£m	£m	£m

Net interest income	4,639	203	1,303	–	6,145
Other income, net of insurance claims	4,492	76	(1,418)	–	3,150
Operating lease depreciation		(473)	–	–	(473)
Net income	9,131	(194)	(115)	–	8,822
Operating expenses5	(5,655)	841	115	650	(4,049)
Impairment	(579)	–	–	–	(579)
Profit before tax	2,897	647	–	650	4,194

Half-year to 30 June 2018

Net interest income	6,007	93	244	–	6,344
Other income, net of insurance claims	3,564	(119)	(321)	–	3,124
Operating lease depreciation		(497)	–	–	(497)
Net income	9,571	(523)	(77)	–	8,971
Operating expenses5	(5,998)	1,090	77	550	(4,281)
Impairment	(456)	–	–	–	(456)
Profit before tax	3,117	567	–	550	4,234

Half-year to 31 December 2018

Net interest income	7,389	59	(1,078)	–	6,370
Other income, net of insurance claims	1,666	226	994	–	2,886
Operating lease depreciation		(459)	–	–	(459)
Net income	9,055	(174)	(84)	–	8,797
Operating expenses5	(5,731)	963	84	200	(4,484)
Impairment	(481)	–	–	–	(481)
Profit before tax	2,843	789	–	200	3,832

1
Half-year to 30 June 2019 comprises the effects of asset sales (gains of £5 million); volatility and other items (losses of £301 million); the amortisation of purchased intangibles (£34 million); restructuring (£182 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £135 million).

2
Half-year to 30 June 2018 comprises the effects of asset sales (losses of £120 million); volatility and other items (gains of £154 million); the amortisation of purchased intangibles (£53 million); restructuring (£377 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £171 million).

3
Half-year to 31 December 2018 comprises the effects of asset sales (losses of £25 million); volatility and other items (losses of £59 million); the amortisation of purchased intangibles (£55 million); restructuring (£502 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £148 million).

4
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

5	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.

2.
Banking net interest margin and average interest-earning banking assets

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2019	2018	2018

Group net interest income – statutory basis (£m)	4,639	6,007	7,389
Insurance gross up (£m)	1,303	244	(1,078)
Volatility and other items (£m)	203	93	59
Group net interest income – underlying basis (£m)	6,145	6,344	6,370
Non-banking net interest expense (£m)1	79	3	51
Banking net interest income – underlying basis (£m)	6,224	6,347	6,421

Net loans and advances to customers (£bn)2	441.0	442.3	444.4
Impairment provision and fair value adjustments (£bn)	4.0	4.0	4.0
Non-banking items:
Fee based loans and advances (£bn)	(7.5)	(5.3)	(7.2)
Other non-banking (£bn)	(2.5)	(2.2)	(4.7)
Gross banking loans and advances (£bn)	435.0	438.8	436.5
Averaging (£bn)	(1.7)	(2.4)	(1.0)
Average interest-earning banking assets (£bn)	433.3	436.4	435.5

Banking net interest margin (%)	2.90	2.93	2.93

1	Half-year to 2019 includes impact from the implementation of IFRS 16.
2	Excludes reverse repos.

3.
Volatility arising in insurance businesses

Volatility included in the Group’s statutory results before tax comprises the following:

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2019	2018	2018
	£m	£m	£m

Insurance volatility	221	(194)	(312)
Policyholder interests volatility	105	122	(76)
Total volatility	326	(72)	(388)
Insurance hedging arrangements	(299)	111	246
Total	27	39	(142)

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

In-year volatility movements were largely driven by insurance volatility arising from interest rate movements. The capital impact of equity market movements is now hedged within Insurance and this also reduces the IFRS earnings exposure to equity market movements. Prior to 2019 insurance hedging arrangements were also in place within the Bank.

The Group actively manages its exposures to interest rate, foreign currency exchange rate, inflation and market movements within the banking book through a comprehensive hedging strategy. This helps to mitigate earnings volatility and reduces the impact of market movements on the capital position.

4.
Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 30 June	At 30 June	At 31 Dec
	2019	2018	2018
	£m	£m	£m

Shareholders’ equity	43,448	42,940	43,434
Goodwill	(2,314)	(2,310)	(2,310)
Intangible assets	(3,615)	(3,061)	(3,347)
Purchased value of in-force business	(255)	(291)	(271)
Other, including deferred tax effects	203	240	228
Tangible net assets	37,467	37,518	37,734

Ordinary shares in issue, excluding own shares	70,740m	71,944m	71,149m
Tangible net assets per share	53.0p	52.1p	53.0p

5.
Return on tangible equity

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2019	2018	2018

Average shareholders' equity (£bn)	43.6	43.2	42.8
Average intangible assets (£bn)	(5.8)	(5.3)	(5.6)
Average tangible equity (£bn)	37.8	37.9	37.2

Underlying profit after tax (£m)1	3,160	3,174	2,883
Add back amortisation of intangible assets (post tax) (£m)	178	138	158
Less profit attributable to non-controlling interests and other equity holders (£m)1	(283)	(242)	(289)
Adjusted underlying profit after tax (£m)	3,055	3,070	2,752

Underlying return on tangible equity (%)	16.3	16.3	14.7

Group statutory profit after tax (£m)1	2,225	2,317	2,189
Add back amortisation of intangible assets (post tax) (£m)	178	138	158
Add back amortisation of purchased intangible assets (post tax) (£m)	38	59	52
Less profit attributable to non-controlling interests and other equity holders (£m)1	(283)	(242)	(289)
Adjusted statutory profit after tax (£m)	2,158	2,272	2,110

Statutory return on tangible equity (%)	11.5	12.1	11.3

1	Prior period restated to reflect amendments to IAS 12, see basis of presentation.

RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES

The Group’s principal risks and uncertainties are reviewed and reported regularly as advised in our 2018 Annual Report. Following a review of the Group’s risk categories, change and execution risk, data risk and operational resilience risk were elevated from secondary to primary risk categories in the Group’s Risk Management Framework, reflecting the greater focus in these key areas.

The external risk faced by the Group may impact the success of delivering against the Group’s long term strategic objectives. They include but are not limited to global macro-economic conditions, regulatory developments and market liquidity.

These changes are being embedded during 2019 and are now reflected within the Group’s principal risks as below:

Capital risk – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Change and execution risk – The risk that in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s risk appetite.

Conduct risk – The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Credit risk – The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off balance sheet). For example observed or anticipated changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses.

Data risk – The risk of the Group failing to effectively govern, manage, and protect its data (or the data shared with third party suppliers) impacting the Group’s agility, accuracy, access and availability of data, ultimately leading to poor customer outcomes, loss of value to the Group and mistrust from regulators.

Funding and liquidity risk – The risk that the Group has insufficient financial resources to meet its commitments as they fall due.

Governance risk – The risk that the Group’s organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

Insurance underwriting risk – The risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value. Longevity risk is expected to increase as the Group’s presence in the annuity market increases.

Market risk – The risk that the Group’s capital or earnings profile is affected by adverse market rates. The principal market risks are interest rates and credit spreads in the banking business, credit spreads in the Insurance business and equity, credit spreads and longevity risk in the Group’s defined benefit pension schemes.

Model risk – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Operational risk – Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operational resilience risk – The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technical) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer expectations and needs when the continuity of operations is compromised.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

People risk – The risk that the Group fails to provide an appropriate colleague and customer centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Regulatory and legal risk – The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

CREDIT RISK PORTFOLIO

Overview
●
Credit quality remains strong despite continued uncertainty and a softening in the external market

●
The Group’s loan portfolios continue to be well positioned, reflecting the Group’s continued effective risk management and benefiting from low interest rates

●
The gross asset quality ratio increased to 34 basis points (half-year to 30 June 2018: 27 basis points)

●
The net asset quality ratio increased to 26 basis points (half-year to 30 June 2018: 20 basis points)

●
The impairment charge increased to £579 million (half-year to 30 June 2018: £456 million), driven by a number of items including some weakening in used car prices, alignment of credit card provisioning methodologies, lower cash recoveries following prior year debt sales and two corporate cases in Commercial Banking

●
Stage 2 loans as a proportion of total loans and advances to customers increased slightly to 8.1 per cent (31 December 2018: 7.8 per cent). Stage 2 loans and advances were up by £2.0 billion to £40.3 billion, driven by the impact of changes in IFRS 9 economic scenarios, weighted towards the Retail portfolio and improved data quality and IFRS 9 model refinements within Commercial Banking

●
Stage 2 expected credit loss allowances as a percentage of drawn balances (coverage) decreased to 3.6 per cent (31 December 2018: 4.1 per cent), mainly driven by a reduction in Stage 2 expected credit loss (ECL) allowances within SME largely as a result of an enhanced approach to loan amortisation within the IFRS 9 model and a number of other model refinements

●
Stage 3 loans as a proportion of total loans and advances to customers have remained stable at 1.9 per cent, with Stage 3 loans and advances up £0.4 billion to £9.6 billion. Coverage of Stage 3 drawn balances reduced to 23.0 per cent (31 December 2018: 24.3 per cent), largely as a result of the transfers of a small number of larger, individually assessed names to Stage 3 within Commercial Banking, with lower likelihood of net loss

Low risk culture and prudent risk appetite

●
The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite

●
Although not immune, credit portfolios are well positioned against an uncertain economic outlook and potential market volatility, including that related to the UK’s exit from the EU

●
The Group continues to grow lending to targeted segments while maintaining a prudent risk appetite

●
The Group’s effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress

●
Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	20181	Change	20181	Change
	£m	£m	%	£m	%
Retail:
Secured	(38)	20		18
Unsecured	461	386	(19)	297	(55)
UK Motor Finance	104	49		64	(63)
Other	29	5		22	(32)
	556	460	(21)	401	(39)
Commercial Banking:
SME	(48)	14		49
Other	113	(20)		28
	65	(6)		77	16
Insurance and Wealth	–	–		1
Central items	(42)	2		2
Total impairment charge	579	456	(27)	481	(20)

Asset quality ratio	0.26%	0.20%	6bp	0.22%	4bp
Gross asset quality ratio	0.34%	0.27%	7bp	0.30%	4bp

1	Prior period segmental comparatives restated. See basis of presentation.

Basis of presentation

The analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group’s accounts and the underlying basis which is used for internal management purposes. Reconciliations between the two bases have been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual ECL allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses are crystallised.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – statutory basis

					Purchased
					or
					originated
					credit-	Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	impaired	as %	as %
At 30 June 2019	£m	£m	£m	£m	£m	of total	of total

Retail:
Secured	285,293	252,260	16,876	1,543	14,614	5.9	0.5
Unsecured	27,895	24,578	2,639	678	–	9.5	2.4
UK Motor Finance	15,882	14,343	1,402	137	–	8.8	0.9
Other	10,908	9,957	790	161	–	7.2	1.5
	339,978	301,138	21,707	2,519	14,614	6.4	0.7
Commercial Banking:
SME	30,835	26,069	4,074	692	–	13.2	2.2
Other	70,688	64,264	3,339	3,085	–	4.7	4.4
	101,523	90,333	7,413	3,777	–	7.3	3.7
Insurance and Wealth	895	789	50	56	–	5.6	6.3
Central items	56,055	55,986	1	68	–	–	0.1
Total gross lending	498,451	448,246	29,171	6,420	14,614	5.9	1.3
ECL allowance on drawn balances	(3,313)	(621)	(953)	(1,558)	(181)
Net balance sheet carrying value	495,138	447,625	28,218	4,862	14,433

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)1	0.7	0.2	3.5	25.4

1	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured of £242 million and £18 million for Business Banking within Retail other.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – statutory basis (continued)

					Purchased
					or
					originated
					credit-	Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	impaired	as %	as %
At 31 December 20181	£m	£m	£m	£m	£m	of total	of total

Retail:
Secured	288,235	257,797	13,654	1,393	15,391	4.7	0.5
Unsecured	28,115	24,705	2,707	703	–	9.6	2.5
UK Motor Finance	14,933	13,224	1,580	129	–	10.6	0.9
Other	10,399	9,434	800	165	–	7.7	1.6
	341,682	305,160	18,741	2,390	15,391	5.5	0.7
Commercial Banking:
SME	30,296	26,099	3,484	713	–	11.5	2.4
Other	71,528	65,903	3,108	2,517	–	4.3	3.5
	101,824	92,002	6,592	3,230	–	6.5	3.2
Insurance and Wealth	865	804	6	55	–	0.7	6.4
Central items	43,637	43,565	6	66	–	–	0.2
Total gross lending	488,008	441,531	25,345	5,741	15,391	5.2	1.2
ECL allowance on drawn balances	(3,150)	(525)	(994)	(1,553)	(78)
Net balance sheet carrying value	484,858	441,006	24,351	4,188	15,313

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)2	0.7	0.1	4.2	28.4

1	Segmental comparatives restated. See basis of presentation.
2	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured of £233 million and £17 million for Business Banking within Retail other.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – underlying basis

					Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	as %	as %
At 30 June 20191	£m	£m	£m	£m	of total	of total

Retail:
Secured	286,073	253,348	27,985	4,740	9.8	1.7
Unsecured	27,788	24,480	2,631	677	9.5	2.4
UK Motor Finance	15,882	14,343	1,402	137	8.8	0.9
Other	10,908	9,957	790	161	7.2	1.5
	340,651	302,128	32,808	5,715	9.6	1.7
Commercial Banking:
SME	30,835	26,069	4,074	692	13.2	2.2
Other	70,688	64,264	3,339	3,085	4.7	4.4
	101,523	90,333	7,413	3,777	7.3	3.7
Insurance and Wealth	895	789	50	56	5.6	6.3
Central items	56,055	55,986	1	68	–	0.1
Total gross lending	499,124	449,236	40,272	9,616	8.1	1.9
ECL allowance on drawn balances	(4,164)	(650)	(1,370)	(2,144)
Net balance sheet carrying value	494,960	448,586	38,902	7,472

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)2	0.9	0.2	3.6	23.0

1	These balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
2	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured of £242 million and £18 million for Business Banking within Retail other.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – underlying basis (continued)

					Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	as %	as %
At 31 December 20181,2	£m	£m	£m	£m	of total	of total

Retail:
Secured	289,237	257,797	26,571	4,869	9.2	1.7
Unsecured	27,990	24,593	2,696	701	9.6	2.5
UK Motor Finance	14,933	13,224	1,580	129	10.6	0.9
Other	10,399	9,434	800	165	7.7	1.6
	342,559	305,048	31,647	5,864	9.2	1.7
Commercial Banking:
SME	30,296	26,099	3,484	713	11.5	2.4
Other	71,528	65,903	3,108	2,517	4.3	3.5
	101,824	92,002	6,592	3,230	6.5	3.2
Insurance and Wealth	865	804	6	55	0.7	6.4
Central items	43,637	43,565	6	66	–	0.2
Total gross lending	488,885	441,419	38,251	9,215	7.8	1.9
ECL allowance on drawn balances	(4,236)	(556)	(1,506)	(2,174)
Net balance sheet carrying value	484,649	440,863	36,745	7,041

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)3	0.9	0.2	4.1	24.3

1	These balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
2	Segmental comparatives restated. See basis of presentation.
3	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured of £233 million and £17 million for Business Banking within Retail other.

Group total expected credit loss allowance – statutory basis

	At 30 June	At 31 Dec
	2019	2018
	£m	£m
Customer related balances
Drawn	3,313	3,150
Undrawn	173	193
	3,486	3,343
Other assets	25	19
Total expected credit loss allowance	3,511	3,362

Group total expected credit loss allowance – underlying basis

	At 30 June	At 31 Dec
	2019	2018
	£m	£m
Customer related balances
Drawn	4,164	4,236
Undrawn	173	193
	4,337	4,429
Other assets	25	19
Total expected credit loss allowance	4,362	4,448

CREDIT RISK PORTFOLIO (continued)

Reconciliation between statutory and underlying basis of Group gross loans and advances to customers

					Purchased or
					originated
	Total	Stage 1	Stage 2	Stage 3	credit-impaired
	£m	£m	£m	£m	£m
At 30 June 2019
Underlying basis	499,124	449,236	40,272	9,616	–
Purchased or originated credit-impaired assets	–	(1,087)	(11,109)	(3,197)	15,393
Acquisition fair value adjustment	(673)	97	8	1	(779)
	(673)	(990)	(11,101)	(3,196)	14,614
Statutory basis	498,451	448,246	29,171	6,420	14,614

At 31 December 2018
Underlying basis	488,885	441,419	38,251	9,215	–
Purchased or originated credit-impaired assets	–	–	(12,917)	(3,476)	16,393
Acquisition fair value adjustment	(877)	112	11	2	(1,002)
	(877)	112	(12,906)	(3,474)	15,391
Statutory basis	488,008	441,531	25,345	5,741	15,391

Reconciliation between statutory and underlying basis of Group expected credit loss allowances on drawn balances

					Purchased or
					originated
	Total	Stage 1	Stage 2	Stage 3	credit-impaired
	£m	£m	£m	£m	£m
At 30 June 2019
Underlying basis	4,164	650	1,370	2,144	–
Purchased or originated credit-impaired assets	–	(2)	(393)	(565)	960
Acquisition fair value adjustment	(851)	(27)	(24)	(21)	(779)
	(851)	(29)	(417)	(586)	181
Statutory basis	3,313	621	953	1,558	181

At 31 December 2018
Expected credit losses on drawn balances
Underlying basis	4,236	556	1,506	2,174	–
Purchased or originated credit-impaired assets	–	–	(481)	(599)	1,080
Acquisition fair value adjustment	(1,086)	(31)	(31)	(22)	(1,002)
	(1,086)	(31)	(512)	(621)	78
Statutory basis	3,150	525	994	1,553	78

CREDIT RISK PORTFOLIO (continued)

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers – statutory basis

									Purchased or
									originated
									credit-
	Total		Stage 1		Stage 2		Stage 3		impaired

At 30 June 20191	£m	%3	£m	%3	£m	%3	£m	%2,3	£m	%3

Retail:
Secured	619	0.2	38	–	266	1.6	134	8.7	181	1.2
Unsecured	911	3.3	319	1.3	377	14.3	215	49.3	–	–
UK Motor Finance	349	2.2	202	1.4	70	5.0	77	56.2	–	–
Other	126	1.2	40	0.4	34	4.3	52	36.4	–	–
	2,005	0.6	599	0.2	747	3.4	478	21.2	181	1.2
Commercial Banking:
SME	311	1.0	37	0.1	165	4.1	109	15.8	–	–
Other	1,122	1.6	62	0.1	118	3.5	942	30.5	–	–
	1,433	1.4	99	0.1	283	3.8	1,051	27.8	–	–
Insurance and Wealth	17	1.9	5	0.6	1	2.0	11	19.6	–	–
Central items	31	0.1	7	–	1	100.0	23	33.8	–	–
Total	3,486	0.7	710	0.2	1,032	3.5	1,563	25.4	181	1.2

At 31 December 20181,4

Retail:
Secured	460	0.2	38	–	226	1.7	118	8.5	78	0.5
Unsecured	896	3.2	287	1.2	379	14.0	230	48.9	–	–
UK Motor Finance	290	1.9	127	1.0	78	4.9	85	65.9	–	–
Other	122	1.2	41	0.4	30	3.8	51	34.5	–	–
	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
Commercial Banking:
SME	384	1.3	40	0.2	231	6.6	113	15.8	–	–
Other	1,102	1.5	71	0.1	107	3.4	924	36.7	–	–
	1,486	1.5	111	0.1	338	5.1	1,037	32.1	–	–
Insurance and Wealth	18	2.1	6	0.7	1	16.7	11	20.0	–	–
Central items	71	0.2	38	0.1	6	100.0	27	40.9	–	–
Total	3,343	0.7	648	0.1	1,058	4.2	1,559	28.4	78	0.5

1
UK Motor Finance expected credit loss allowances for Stages 1 and 2 include £179 million (31 December 2018: £99 million) relating to provisions held against the residual value of vehicles that are returned to the Group at the end of contract, in addition to covering losses for exposures to customers that choose to voluntarily terminate their agreements early. The provisions are included within the calculation of coverage ratios.

2
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured (30 June 2019: £242 million; 31 December 2018: £233 million) and Business Banking within Retail other (30 June 2019: £18 million; 31 December 2018: £17 million).

3	As a percentage of drawn balances.
4	Segmental comparatives restated. See basis of presentation.

CREDIT RISK PORTFOLIO (continued)

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers – underlying basis

	Total		Stage 1		Stage 2		Stage 3

At 30 June 20191,2	£m	%4	£m	%4	£m	%4	£m	%3,4

Retail:
Secured	1,398	0.5	40	–	659	2.4	699	14.7
Unsecured	983	3.5	346	1.4	401	15.2	236	54.3
UK Motor Finance	349	2.2	202	1.4	70	5.0	77	56.2
Other	126	1.2	40	0.4	34	4.3	52	36.4
	2,856	0.8	628	0.2	1,164	3.5	1,064	19.5
Commercial Banking:
SME	311	1.0	37	0.1	165	4.1	109	15.8
Other	1,122	1.6	62	0.1	118	3.5	942	30.5
	1,433	1.4	99	0.1	283	3.8	1,051	27.8
Insurance and Wealth	17	1.9	5	0.6	1	2.0	11	19.6
Central items	31	0.1	7	–	1	100.0	23	33.8
Total	4,337	0.9	739	0.2	1,449	3.6	2,149	23.0

At 31 December 20181,2,5

Retail:
Secured	1,462	0.5	38	–	707	2.7	717	14.7
Unsecured	980	3.5	318	1.3	410	15.2	252	53.8
UK Motor Finance	290	1.9	127	1.0	78	4.9	85	65.9
Other	122	1.2	41	0.4	30	3.8	51	34.5
	2,854	0.8	524	0.2	1,225	3.9	1,105	19.7
Commercial Banking:
SME	384	1.3	40	0.2	231	6.6	113	15.8
Other	1,102	1.5	71	0.1	107	3.4	924	36.7
	1,486	1.5	111	0.1	338	5.1	1,037	32.1
Insurance and Wealth	18	2.1	6	0.7	1	16.7	11	20.0
Central items	71	0.2	38	0.1	6	100.0	27	40.9
Total	4,429	0.9	679	0.2	1,570	4.1	2,180	24.3

1	These balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
2
UK Motor Finance expected credit loss allowances for Stages 1 and 2 include £179 million (31 December 2018: £99 million) relating to provisions held against the residual value of vehicles that are returned to the Group at the end of contract, in addition to covering losses for exposures to customers that choose to voluntarily terminate their agreements early. The provisions are included within the calculation of coverage ratios.

3
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured (30 June 2019: £242 million; 31 December 2018: £233 million) and Business Banking within Retail other (30 June 2019: £18 million; 31 December 2018: £17 million).

4	As a percentage of drawn balances.
5	Prior period segmental comparatives restated. See basis of presentation.

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers – statutory basis

	Up to date			1-30 days past due			Over 30 days past due
		Expected	as % of		Expected	as % of		Expected	as % of
	Gross	credit	gross	Gross	credit	gross	Gross	credit	gross
	lending	loss	lending	lending	loss	lending	lending	loss	lending
	£m	£m	%	£m	£m	%	£m	£m	%
At 30 June 2019
Retail:
Secured	13,320	173	1.3	1,917	34	1.8	1,639	59	3.6
Unsecured	2,277	278	12.2	260	59	22.7	102	40	39.2
UK Motor Finance	1,215	40	3.3	155	22	14.2	32	8	25.0
Other	644	20	3.1	76	9	11.8	70	5	7.1
	17,456	511	2.9	2,408	124	5.1	1,843	112	6.1
Commercial Banking:
SME	3,994	158	4.0	57	6	10.5	23	1	4.3
Other	3,053	116	3.8	55	1	1.8	231	1	0.4
	7,047	274	3.9	112	7	6.3	254	2	0.8
Insurance and Wealth	24	–	–	–	–	–	26	1	3.8
Central items	1	1	100.0	–	–	–	–	–	–
Total	24,528	786	3.2	2,520	131	5.2	2,123	115	5.4

At 31 December 2018
Retail:
Secured	10,118	139	1.4	1,955	30	1.5	1,581	57	3.6
Unsecured	2,355	293	12.4	258	53	20.5	94	33	35.1
UK Motor Finance	1,403	47	3.3	146	23	15.8	31	8	25.8
Other	629	19	3.0	82	7	8.5	89	4	4.5
	14,505	498	3.4	2,441	113	4.6	1,795	102	5.7
Commercial Banking:
SME	3,037	181	6.0	383	41	10.7	64	9	14.1
Other	2,983	106	3.6	72	1	1.4	53	–	–
	6,020	287	4.8	455	42	9.2	117	9	7.7
Insurance and Wealth	4	–	–	–	–	–	2	1	50.0
Central items	6	6	100.0	–	–	–	–	–	–
Total	20,535	791	3.9	2,896	155	5.4	1,914	112	5.9

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers – underlying basis

	Up to date			1-30 days past due			Over 30 days past due
		Expected	as % of		Expected	as % of		Expected	as % of
	Gross	credit	gross	Gross	credit	gross	Gross	credit	gross
	lending	loss	lending	lending	loss	lending	lending	loss	lending
	£m	£m	%	£m	£m	%	£m	£m	%
At 30 June 20191
Retail:
Secured	20,702	374	1.8	3,592	90	2.5	3,691	195	5.3
Unsecured	2,269	294	13.0	260	64	24.6	102	43	42.2
UK Motor Finance	1,215	40	3.3	155	22	14.2	32	8	25.0
Other	644	20	3.1	76	9	11.8	70	5	7.1
	24,830	728	2.9	4,083	185	4.5	3,895	251	6.4
Commercial Banking:
SME	3,994	158	4.0	57	6	10.5	23	1	4.3
Other	3,053	116	3.8	55	1	1.8	231	1	0.4
	7,047	274	3.9	112	7	6.3	254	2	0.8
Insurance and Wealth	24	–	–	–	–	–	26	1	3.8
Central items	1	1	100.0	–	–	–	–	–	–
Total	31,902	1,003	3.1	4,195	192	4.6	4,175	254	6.1

At 31 December 20181
Retail:
Secured	18,647	383	2.1	3,987	97	2.4	3,937	227	5.8
Unsecured	2,346	320	13.6	257	55	21.4	93	35	37.6
UK Motor Finance	1,403	47	3.3	146	23	15.8	31	8	25.8
Other	629	19	3.0	82	7	8.5	89	4	4.5
	23,025	769	3.3	4,472	182	4.1	4,150	274	6.6
Commercial Banking:
SME	3,037	181	6.0	383	41	10.7	64	9	14.1
Other	2,983	106	3.6	72	1	1.4	53	–	–
	6,020	287	4.8	455	42	9.2	117	9	7.7
Insurance and Wealth	4	–	–	–	–	–	2	1	50.0
Central items	6	6	100	–	–	–	–	–	–
Total	29,055	1,062	3.7	4,927	224	4.5	4,269	284	6.7

1	These balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

CREDIT RISK PORTFOLIO (continued)

Retail

●
The credit quality of the Retail portfolios remains strong and continues to benefit from robust credit risk management, including affordability and indebtedness controls at origination and a prudent approach to risk appetite. The economic environment continues to benefit from historically high employment rates, positive real wage growth and household indebtedness remaining below pre-crisis levels.

-
New business quality remains strong
-
The flow of loans entering arrears remains at low levels
-
Stage 3 loans and advances as a per cent of total are unchanged at 1.7 per cent
-
Stage 2 loans and advances as a per cent of total increased to 9.6 per cent (31 December 2018: 9.2 per cent), largely due to changes in IFRS 9 economic scenarios
-
Loans and advances decreased to £341 billion (31 December 2018: £343 billion)
●
The impairment charge increased to £556 million in the first half of 2019 compared to £460 million in the same period in 2018, driven by a number of items including some weakening in used car prices, alignment of credit card provisioning methodologies and lower cash recoveries following prior year debt sales

●
ECL allowance as a percentage of drawn balances for Stage 3 is broadly stable at 19.5 per cent (31 December 2018: 19.7 per cent). Coverage for Stage 2 is also broadly stable at 3.5 per cent (31 December 2018: 3.9 per cent).

Portfolios

●
Total secured loans and advances decreased by £3.2 billion (1.1 per cent) to £286.1 billion, largely due to reductions in the buy-to-let and closed specialist portfolios. The impairment release of £38 million in the first half of 2019 compares to a charge of £20 million for the same period in 2018. This reflects provision releases due to improved credit quality of the portfolio and methodology changes. Total ECL allowance as a percentage of loans and advances remained flat at 0.5 per cent.

●
Unsecured loans and advances remained broadly flat at £27.8 billion. The impairment charge increased by £75 million to £461 million in the first half of 2019 compared to £386 million in the same period in 2018, due to the alignment of credit card provisioning methodologies and policies and lower cash recoveries following prior year debt sales. The total coverage is unchanged at 3.5 per cent.

●
The motor finance portfolio continued to grow, with loans and advances increasing by 6.4 per cent to £15.9 billion in the first half of 2019. The portfolio continues to benefit from a prudent approach to residual values at origination and provisions through the loan lifecycle. ECL allowances for Stage 1 and Stage 2 include residual value provisions which have increased to £179 million at 30 June 2019 (31 December 2018: £99 million). This is due to an anticipated increase in residual value deficits following some weakening in used car prices, a change in policy relating to voluntary terminations and book growth. As a result of this, the impairment charge increased to £104 million for the first half of 2019, compared to £49 million for the same period in 2018 and coverage for the portfolio increased to 2.2 per cent (31 December 2018: 1.9 per cent).

●
Other loans and advances increased by £0.5 billion to £10.9 billion. The impairment charge was £29 million for the first half of 2019 compared to £5 million for the same period in 2018. This increase is primarily due to the non-repeat of prior year IFRS 9 model refinements in Business Banking. Total coverage remained flat at 1.2 per cent (31 December 2018: 1.2 per cent).

CREDIT RISK PORTFOLIO (continued)

Retail UK secured loans and advances to customers – statutory basis

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Mainstream	222,196	223,230
Buy-to-let	50,184	51,322
Specialist	12,913	13,683
Total	285,293	288,235

Retail mortgages greater than three months in arrears (excluding repossessions) – underlying basis

			Total				Total
	Number of cases		mortgage accounts		Value of loans1		mortgage balances
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2019	2018	2019	2018	2019	2018	2019	2018
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	27,853	30,106	1.5	1.5	3,004	3,262	1.3	1.5
Buy-to-let	4,321	4,544	1.0	1.0	577	576	1.1	1.1
Specialist	6,961	7,966	7.2	7.8	1,137	1,282	8.7	9.3
Total	39,135	42,616	1.6	1.7	4,718	5,120	1.6	1.8

1	Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS related acquisition adjustments.

The stock of repossessions increased to 1,037 cases at 30 June 2019 compared to 763 cases at 31 December 2018.

The increase is due to the resumption of business as usual litigation activity which had been partially suspended whilst changes were made to the Group’s handling of mortgage arrears.

CREDIT RISK PORTFOLIO (continued)

Period end and average LTVs1 across the Retail mortgage portfolios – underlying basis

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 30 June 2019
Less than 60%	57.2	61.1	64.3	58.2
60% to 70%	17.0	23.0	16.2	18.0
70% to 80%	15.7	13.0	11.2	15.0
80% to 90%	8.5	1.7	3.7	7.1
90% to 100%	1.3	0.7	1.4	1.2
Greater than 100%	0.3	0.5	3.2	0.5
Total	100.0	100.0	100.0	100.0
Average loan to value2:
Stock of residential mortgages	41.2	50.0	43.5	42.6
New residential lending	63.7	58.4	n/a	63.1

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 31 December 2018
Less than 60%	54.2	55.7	59.7	54.7
60% to 70%	16.0	22.8	16.5	17.3
70% to 80%	15.9	15.7	12.0	15.7
80% to 90%	10.7	4.6	6.6	9.4
90% to 100%	2.8	0.7	2.0	2.4
Greater than 100%	0.4	0.5	3.2	0.5
Total	100.0	100.0	100.0	100.0
Average loan to value2:
Stock of residential mortgages	42.5	52.1	45.8	44.1
New residential lending	63.1	58.6	n/a	62.5

1	Loan to value figures are based on the Halifax House Price Index, calculated by IHS Markit Ltd.
2
Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances; the balances exclude the impact of HBOS related acquisition adjustments.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

●
The overall credit quality of the portfolio and new business remains good with the portfolio benefiting from continued effective risk management and low interest rates. Notwithstanding the current competitive market conditions, the Group is maintaining its prudent and through the cycle credit risk appetite

●
Uncertainty persists around the UK and global economic outlook, including the weakened business investment, the sustainability of global economic growth and the impact of tariff disputes, which has resulted in some softening in external market indicators. In addition there are headwinds in a number of sectors including agriculture, construction, manufacturing and consumer related sectors, such as retail

●
Internal and external key performance indicators continue to be monitored closely to help identify early signs of any deterioration

●
EU exit developments continue to be monitored proactively and various initiatives are in place to mitigate ‘No Deal’ risk to ensure portfolio quality is maintained whilst supporting the Group’s helping Britain prosper strategy. Planning has concentrated on the highest impact ‘No Deal’ scenario

●
Whilst the current economic outlook remains unclear, portfolios remain well positioned and are subject to ongoing risk mitigation actions as appropriate. Monitoring indicates no material deterioration in the credit quality of the portfolio

●
Net impairment charge of £65 million compared with a net release of £6 million in the first half of 2018. Net releases in Stage 1 and Stage 2, weighted towards the SME portfolio and driven by model refinements, were largely offset by Stage 3 gross charges on two corporate cases, rather than any material deterioration in the underlying portfolio

●
The size and nature of the commercial portfolio results in some volatility as cases move between stages. Stage 3 loans as a proportion of total loans and advances to customers has increased to 3.7 per cent (31 December 2018: 3.2 per cent). Stage 3 ECL allowance as a percentage of Stage 3 drawn balances has reduced to 27.8 per cent (31 December 2018: 32.1 per cent) largely as a result of the transfer of a small number of larger individually assessed names to Stage 3 on which lower ECL allowances have been assessed

●
Stage 2 loans as a proportion of total loans and advances to customers increase to 7.3 per cent (31 December 2018: 6.5 per cent), largely driven by improved data quality and IFRS 9 model refinements. Stage 2 ECL allowances as a percentage of Stage 2 drawn balances were lower at 3.8 per cent (31 December 2018: 5.1 per cent). with the reduction weighted towards SME mainly due to enhanced approach to loan amortisation within the IFRS 9 model and a number of other model refinements

Portfolios

●
The SME and Mid Markets portfolios are domestically focused and reflect both our prudent credit risk appetite and the underlying performance of the UK economy. Whilst certain sectors of the market are showing some emerging signs of stress, the overall credit quality of the portfolios has remained broadly stable with levels of impairment remaining low

●
The Global Corporates business continues to have a predominance of UK based, and to a lesser extent, US and European-based multi-national investment grade clients. The portfolio remains of good quality and is well positioned for the current economic outlook.

●
Through clearly defined sector strategies, Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client driven or held to support the Group’s funding, liquidity or general hedging requirements

●
The commercial real estate business within the Group’s Mid Markets and Global Corporates portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams

●
Total UK Direct Real Estate gross lending across Commercial Banking and Retail stood at £15.8 billion at 30 June 2019 (excludes exposures subject to protection through Significant Risk Transfer securitisations)

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 106 per cent as at 30 June 2019 (107 per cent as at 31 December 2018).

During the first half of 2019, the Group repaid £12.1 billion of its Funding for Lending Scheme (FLS) drawings, of which £8.1 billion was repaid in advance of contractual maturity. This has reduced the balance of FLS outstanding to £1 billion with £19.9 billion of Term Funding Scheme (TFS) drawings remaining at 30 June 2019.

Overall, total wholesale funding increased by £7.6 billion to £130.9 billion primarily through increased term and money market funding.

The Group’s strong ratings continue to reflect its robust balance sheet, improved profitability and bail-in capital position. There were no changes to the Group’s ratings over the first half of 2019, although in March Fitch placed the majority of UK banks, including the Group’s banking and insurance entities, on Ratings Watch Negative reflecting their view that the risks of a ‘No Deal’ Brexit have increased.

The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 130 per cent (based on a 12 month rolling average) as at 30 June 2019 calculated on a Group consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity is managed at a legal entity level with the Group consolidated LCR representing the composite of the ring-fenced bank and non ring-fenced bank entities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

	At 30 June	At 31 Dec
	2019	2018	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers1	441.0	444.4	(1)
Loans and advances to banks2	6.7	5.9	14
Debt securities at amortised cost	3.8	4.0	(5)
Financial assets at fair value through other comprehensive income – non-LCR eligible3	0.7	0.8	(13)
Cash and balances at central bank – non-LCR eligible4	4.7	5.8	(19)
Funded assets	456.9	460.9	(1)
Other assets5	226.5	212.9	6
	683.4	673.8	1
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	55.8	40.9	36
Cash and balances at central banks4	52.6	48.9	8
Debt securities at amortised cost	1.6	1.2	33
Financial assets at fair value through other comprehensive income	26.4	24.0	10
Trading and fair value through profit and loss	7.1	11.9	(40)
Repurchase agreements	(4.7)	(3.1)	52
	138.8	123.8	12
Total Group assets	822.2	797.6	3
Less: other liabilities5	(204.8)	(187.9)	9
Funding requirement	617.4	609.7	1
Funded by
Customer deposits6	417.6	416.3	–
Wholesale funding7	130.9	123.3	6
	548.5	539.6	2
Term funding scheme	19.9	19.9	–
Total equity	49.0	50.2	(2)
Total funding	617.4	609.7	1

1	Excludes reverse repos of £54.1 billion (31 December 2018: £40.5 billion).
2	Excludes reverse repos of £1.7 billion (31 December 2018: £0.4 billion).
3	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash and balances at central banks are combined in the Group’s balance sheet.
5	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
6	Excludes repos of £4.1 billion (31 December 2018: £1.8 billion).
7	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

		Repos
		and cash	Fair value
	Included in	collateral	and other
	funding	received by	accounting	Balance
	analysis	Insurance	methods	sheet
At 30 June 2019	£bn	£bn	£bn	£bn

Deposits from banks	10.8	23.7	0.3	34.8
Debt securities in issue	102.7	–	(4.9)	97.8
Subordinated liabilities	17.4	–	0.4	17.8
Total wholesale funding	130.9	23.7
Customer deposits	417.6	4.1	–	421.7
Total	548.5	27.8

At 31 December 2018

Deposits from banks	8.3	22.1	(0.1)	30.3
Debt securities in issue	97.1	–	(5.9)	91.2
Subordinated liabilities	17.9	–	(0.2)	17.7
Total wholesale funding	123.3	22.1
Customer deposits	416.3	1.8	–	418.1
Total	539.6	23.9

Analysis of 2019 total wholesale funding by residual maturity

	Less				Nine			More	Total	Total
	than	One to	Three	Six to	months	One to	Two to	than	at	at
	one	three	to six	nine	to one	two	five	five	30 June	31 Dec
	month	months	months	months	year	years	years	years	2019	2018
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks	8.2	1.4	0.4	0.2	–	0.2	0.4	–	10.8	8.3
Debt securities in issue:
Certificates of deposit	1.6	2.5	4.0	2.1	0.8	1.1	–	–	12.1	12.0
Commercial paper	2.5	3.5	3.5	0.6	0.4	–	–	–	10.5	8.0
Medium-term notes	–	2.0	0.5	1.6	1.7	4.6	15.9	20.3	46.6	45.4
Covered bonds	0.7	0.3	–	2.3	–	6.8	12.3	7.0	29.4	27.1
Securitisation	0.1	–	–	1.1	0.4	1.3	–	1.2	4.1	4.6
	4.9	8.3	8.0	7.7	3.3	13.8	28.2	28.5	102.7	97.1
Subordinated liabilities	–	0.3	–	1.3	–	1.4	2.2	12.2	17.4	17.9
Total wholesale funding1	13.1	10.0	8.4	9.2	3.3	15.4	30.8	40.7	130.9	123.3
Of which issued by Lloyds Banking Group plc	–	–	–	–	–	0.4	11.9	9.6	21.9	20.3

1	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2019 term issuance

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	–	–	–	–	–
Medium-term notes	–	0.8	–	0.7	1.5
Covered bonds	2.0	–	2.2	–	4.2
Private placements1	–	–	0.1	–	0.1
Subordinated liabilities2	–	0.4	–	–	0.4
Total issuance	2.0	1.2	2.3	0.7	6.2
Of which issued by Lloyds Banking Group plc3	–	1.2	–	0.7	1.9

1	Private placements include structured bonds and term repurchase agreements (repos).
2	Consists of Additional Tier 1 issuance.
3	Consists of £1.5bn medium-term notes and £0.4bn Additional Tier 1.

The Group continues to access wholesale funding markets across a wide range of products, currencies and investors to maintain a stable and diverse source of funds. In 2019, the Group has continued with this approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL). The Group will continue to issue funding trades from Lloyds Bank plc, the ring-fenced bank operating company, across senior unsecured, covered bonds, ABS and RMBS. In the first half of 2019, the Group launched an operating company funding programme for LBCM, the non ring- fenced bank, and have since issued a number of trades for this entity including an inaugural five year £500 million senior unsecured public benchmark transaction. The maturity of the Funding for Lending and Term Funding Schemes are fully factored into the Group’s funding plans, and in the expected ‘steady state’ wholesale funding requirements of £15 to £20 billion per annum.

Liquidity portfolio
At 30 June 2019, the banking business had £132.3 billion of highly liquid, unencumbered, LCR eligible assets (31 December 2018: £129.4 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. Total LCR eligible liquid assets represent over five times the Group’s money market funding less than one year to maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provide a substantial buffer in the event of market dislocation. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

LCR eligible assets

	At 30 June	At 31 Dec		Average	Average
	2019	2018	Change	2019	2018
	£bn	£bn	%	£bn	£bn
Level 1
Cash and central bank reserves	52.6	48.9	8	50.0	58.1
High quality government/MDB/agency bonds1	76.6	78.7	(3)	77.2	66.2
High quality covered bonds	1.8	1.0	80	1.4	0.8
Total	131.0	128.6	2	128.6	125.1
Level 22	1.3	0.8	63	0.9	0.8
Total LCR eligible assets	132.3	129.4	2	129.5	125.9

1	Designated multilateral development bank (MDB).
2	Includes Level 2A and Level 2B.

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Encumbered assets
The Board and Group Asset and Liability Committee monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2019, the Group had £56.6 billion (31 December 2018: £53.4 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The increase in encumbered assets was primarily driven by external covered bond issuances during the first half of 2019. The Group also had £626.7 billion (31 December 2018: £584.3 billion) of unencumbered on balance sheet assets, and £138.9 billion (31 December 2018: £159.8 billion) of pre-positioned and encumbered assets held with central banks. The Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. The 2018 Annual Report and Accounts includes further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

Analysis of capital position
During the first half of 2019 the Group’s CET1 capital ratio increased by 70 basis points on a pro forma basis before ordinary dividends, primarily as a result of:

●
Underlying profit (97 basis points) and the dividend paid by the Insurance business in July 2019 in relation to 2019 interim earnings (5 basis points)

●
The impact of market and other movements, including movements in risk-weighted assets, generating an increase of 12 basis points

●
Offset by a reduction of 33 basis points relating to PPI provision charges and 11 basis points relating to changes arising from the implementation of IFRS 16

Overall the Group’s CET1 capital ratio has strengthened to 14.6 per cent on a pro forma basis before ordinary dividends and 14.0 per cent on a pro forma basis after ordinary dividends (31 December 2018: 13.9 per cent pro forma, including the share buyback). Excluding the Insurance dividend paid up in July 2019 the Group’s CET1 capital ratio is 13.9 per cent after ordinary dividends.

The accrual for foreseeable dividends includes the declared interim dividend of 1.12 pence per share. In addition the share buyback programme announced as part of the 2018 year end results has been accrued for in full, net of buybacks completed up to the period end.

The transitional total capital ratio, after ordinary dividends, reduced to 21.6 per cent, largely reflecting the impact of the full share buyback on CET1 capital and a net reduction in additional tier 1 (AT1) capital following a redemption in the period.

Total capital requirement
On 1 January 2019 following entry into force of the UK’s ring-fencing regime, the Group’s Pillar 2A capital requirement increased from 4.6 per cent to 4.7 per cent, of which 2.7 per cent must be met by CET1 capital. This firm specific capital requirement reflects a point in time estimate by the PRA, which may change over time, of the minimum amount of capital that is needed in relation to risks not covered by Pillar 1.

The Group’s total capital requirement as at 30 June 2019, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £26,346 million (31 December 2018: £26,124 million).

Combined buffer requirement
The Group is required to maintain a number of regulatory capital buffers, referred to collectively as the combined buffer requirement, which must be met with CET1 capital.

The Group announced within the first quarter of 2019 interim management statement that it had received notification from the PRA that the systemic risk buffer for the Group’s Ring-Fenced Bank sub group will be 2.0 per cent which equates to 1.7 per cent at Group level.

As a result the Group is now subject to the following capital buffers:

●
A capital conservation buffer (CCB) of 2.5 per cent of risk-weighted assets

●
A countercyclical capital buffer (CCyB) of 0.9 per cent of risk-weighted assets

●
A systemic risk buffer (SRB), equivalent to 1.7 per cent of risk-weighted assets at Group level, which will apply from 1 August 2019

The Group is not currently classified as a global systemically important institution (G-SII) but has been identified as an ‘other’ systemically important institution (O-SII) by the PRA. The O-SII buffer is currently set to zero in the UK.

CAPITAL MANAGEMENT (continued)

Given the buffer requirements noted, the Board indicated in the first quarter of 2019 statement that its view of the level of CET1 capital required to grow the business, meet regulatory requirements and cover uncertainties is around 12.5 per cent, plus a management buffer of around 1 per cent.

An analysis of the Group’s capital position as at 30 June 2019 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis. In addition the Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

The following table summarises the consolidated capital position of the Group.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2019	2018	2019	2018
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,448	43,434	43,448	43,434
Adjustment to retained earnings for foreseeable dividends and share buyback	(2,059)	(1,523)	(2,059)	(1,523)
Deconsolidation adjustments1	2,307	2,273	2,307	2,273
Adjustment for own credit	(59)	(280)	(59)	(280)
Cash flow hedging reserve	(1,738)	(1,051)	(1,738)	(1,051)
Other adjustments	300	(19)	300	(19)
	42,199	42,834	42,199	42,834
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,901)	(3,667)	(3,901)	(3,667)
Prudent valuation adjustment	(530)	(529)	(530)	(529)
Excess of expected losses over impairment provisions and value adjustments	(30)	(27)	(30)	(27)
Removal of defined benefit pension surplus	(1,184)	(994)	(1,184)	(994)
Securitisation deductions	(190)	(191)	(190)	(191)
Significant investments1	(4,350)	(4,222)	(4,350)	(4,222)
Deferred tax assets	(3,247)	(3,037)	(3,247)	(3,037)
Common equity tier 1 capital	28,767	30,167	28,767	30,167
Additional tier 1
Other equity instruments	5,381	6,466	5,381	6,466
Preference shares and preferred securities2	4,233	4,008	–	–
Transitional limit and other adjustments	(2,580)	(1,804)	–	–
	7,034	8,670	5,381	6,466
less: deductions from tier 1
Significant investments1	(1,295)	(1,298)	–	–
Total tier 1 capital	34,506	37,539	34,148	36,633
Tier 2
Other subordinated liabilities2	13,576	13,648	13,576	13,648
Deconsolidation of instruments issued by insurance entities1	(1,787)	(1,767)	(1,787)	(1,767)
Adjustments for transitional limit and non-eligible instruments	2,374	1,504	(1,142)	(1,266)
Amortisation and other adjustments	(2,996)	(2,717)	(2,996)	(2,717)
Eligible provisions	–	–	–	–
	11,167	10,668	7,651	7,898
less: deductions from tier 2
Significant investments1	(965)	(973)	(2,260)	(2,271)
Total capital resources	44,708	47,234	39,539	42,260

Risk-weighted assets (unaudited)	206,520	206,366	206,520	206,366

Common equity tier 1 capital ratio3	13.9%	14.6%	13.9%	14.6%
Tier 1 capital ratio	16.7%	18.2%	16.5%	17.8%
Total capital ratio	21.6%	22.9%	19.1%	20.5%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
3
The common equity tier 1 ratio is 14.0 per cent on a pro forma basis reflecting the dividend paid up by the Insurance business in July 2019 in relation to its 2019 interim earnings (31 December 2018: 13.9 per cent pro forma, including the share buyback).

CAPITAL MANAGEMENT (continued)

Movements in capital resources
The key difference between the transitional capital calculation as at 30 June 2019 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under CRD IV, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. The key movements on a transitional basis are set out in the table below.

	Common	Additional		Total
	Equity tier 1	Tier 1	Tier 2	capital
	£m	£m	£m	£m

At 31 December 2018	30,167	7,372	9,695	47,234
Profit attributable to ordinary shareholders1	1,843	–	–	1,843
Movement in foreseeable dividends2	336	–	–	336
Dividends paid out on ordinary shares during the year	(1,523)	–	–	(1,523)
Dividends received from the Insurance business1	350	–	–	350
Share buyback completed	(879)	–	–	(879)
Share buyback accrual	(871)	–	–	(871)
IFRS 9 transitional adjustment to retained earnings	(49)	–	–	(49)
Movement in treasury shares and employee share schemes	193	–	–	193
Pension movements:
Removal of defined benefit pension surplus	(190)	–	–	(190)
Movement through other comprehensive income	(129)	–	–	(129)
Fair value through other comprehensive income reserve	(144)	–	–	(144)
Prudent valuation adjustment	(1)	–	–	(1)
Deferred tax asset	(210)	–	–	(210)
Goodwill and other intangible assets	(234)	–	–	(234)
Excess of expected losses over impairment provisions and value adjustments	(3)	–	–	(3)
Significant investments	(128)	3	8	(117)
Movements in subordinated debt:
Repurchases, redemptions and other	–	(2,032)	499	(1,533)
Issuances	–	396	–	396
Other movements	239	–	–	239
At 30 June 2019	28,767	5,739	10,202	44,708

1
Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital. The £350 million of dividends received from Insurance during the period reflects their 2018 full year ordinary dividend.

2	Reflects the accrual for foreseeable 2019 ordinary dividends (including the interim dividend) and the reversal of the accrual for the 2018 full year ordinary dividend which has now been paid.

CET1 capital resources have reduced by £1,400 million in the period, primarily reflecting:

●
The accrual for foreseeable dividends in respect of the first half of 2019, share buybacks completed during the period and the accrual for the remaining buyback under the programme announced as part of the 2018 year end results, and movements related to other capital items including pensions, deferred tax and intangible assets

●
Partially offset by profit generation during the period and the receipt of the dividend paid by the Insurance business in February 2019

AT1 capital resources have reduced by £1,633 million in the period, primarily reflecting a redemption during the period and the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments, offset in part by the issuance of a new capital instrument.

CAPITAL MANAGEMENT (continued)

Tier 2 capital resources have increased by £507 million in the period largely reflecting the transitioning of grandfathered AT1 instruments to tier 2, partially offset by the amortisation of dated instruments.

Minimum requirement for own funds and eligible liabilities (MREL)
Applying the Bank of England’s MREL policy to current minimum capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital buffers, is as follows:

●
From 2020, 2 times Pillar 1 plus Pillar 2A, equivalent to 20.7 per cent of risk-weighted assets

●
From 2022, 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 25.4 per cent of risk-weighted assets

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of Basel III.

During the first half of 2019, the Group issued £1.4 billion (sterling equivalent as at 30 June 2019) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made over the last three years the Group remains comfortably positioned to meet MREL requirements from 2020 and, as at 30 June 2019, had a transitional MREL ratio of 32.2 per cent of risk-weighted assets.

An analysis of the Group’s current transitional MREL position is provided in the table below.

	Transitional
	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Total capital resources (transitional basis)	44,708	47,234
Ineligible AT1 and tier 2 instruments1	(768)	(613)
Senior unsecured securities issued by Lloyds Banking Group plc	22,475	20,213
Total MREL2	66,415	66,834

Risk-weighted assets	206,520	206,366

MREL ratio3	32.2%	32.4%

1	Instruments with less than one year to maturity or governed under non-EEA law without a contractual bail-in clause.
2
Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL to the extent that such capital would count towards the Group's consolidated capital resources.

3
The MREL ratio is 32.2 per cent on a pro forma basis upon recognition of the dividend paid up by the Insurance business in July 2019 in relation to its 2019 interim earnings (31 December 2018: 32.6 per cent pro forma).

CAPITAL MANAGEMENT (continued)

Risk-weighted assets

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	56,352	60,555
Retail IRB Approach	62,219	59,522
Other IRB Approach	18,223	15,666
IRB Approach	136,794	135,743
Standardised (STA) Approach	25,582	25,757
Credit risk	162,376	161,500
Counterparty credit risk	5,688	5,718
Contributions to the default funds of central counterparties	278	830
Credit valuation adjustment risk	673	702
Operational risk	25,161	25,505
Market risk	2,228	2,085
Underlying risk-weighted assets	196,404	196,340
Threshold risk-weighted assets1	10,116	10,026
Total risk-weighted assets	206,520	206,366

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Risk-weighted assets movement by key driver

	Credit risk	Credit risk	Credit risk	Counterparty	Market	Operational
	IRB	STA	total2	credit risk3	risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets as at 31 December 2018							206,366
Less threshold risk-weighted assets1							10,026
Risk-weighted assets as at 31 December 2018	135,743	25,757	161,500	7,250	2,085	25,505	196,340
Asset size	(919)	513	(406)	(133)	(110)	–	(649)
Asset quality	613	(153)	460	(93)	–	–	367
Model updates	1,747	–	1,747	–	(117)	–	1,630
Methodology and policy	(412)	(525)	(937)	(276)	4	–	(1,209)
Acquisitions and disposals	–	–	–	–	–	–	–
Movements in risk levels (market risk only)	–	–	–	–	366	–	366
Foreign exchange movements	22	(10)	12	(109)	–	–	(97)
Other	–	–	–	–	–	(344)	(344)
Risk-weighted assets as at 30 June 2019	136,794	25,582	162,376	6,639	2,228	25,161	196,404
Threshold risk-weighted assets1							10,116
Total risk-weighted assets as at 30 June 2019							206,520

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk- weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

2	Credit risk includes securitisation risk-weighted assets.
3	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

CAPITAL MANAGEMENT (continued)

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk, risk-weighted assets:

●
Asset size includes changes in book size (both drawn and undrawn balances) and composition, excluding acquisitions and disposals

●
Asset quality increases in risk-weighted assets of £0.5 billion are a result of movements due to changes in borrower risk, including changes in the economic environment

●
The model update increase of £1.7 billion principally relates to retail mortgage models

●
Methodology and policy decreases of £0.9 billion are principally a result of securitisation activity partly offset by the introduction of IFRS 16

Counterparty credit risk: risk-weighted assets decreased by £0.6 billion, largely driven by reduced contributions to default funds and yield curve movements.

Market risk, risk-weighted assets: an increase of £0.1 billion due to various small risk and model changes.

Operational risk, risk-weighted assets: decreased by £0.3 billion following the actualisation of calculation inputs.

Leverage ratio
The Group is subject to the following minimum requirements under the UK Leverage Ratio Framework:

●
A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●
A countercyclical leverage buffer (CCLB) of 0.3 per cent of the total leverage exposure measure

●
An additional leverage ratio buffer (ALRB), equivalent to 0.6 per cent of the total leverage exposure measure at Group level, which will apply from 1 August 2019. The ALRB is 35 per cent of the systemic risk buffer

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement and the entirety of any buffers that may apply must be met with CET1 capital.

Analysis of leverage movements
The Group’s fully loaded UK leverage ratio reduced to 5.1 per cent, primarily driven by the reduction in tier 1 capital. The leverage exposure measure increased by £4.9 billion during the period largely reflecting the increase in the SFT exposure measure, an increase in financial assets at fair value through other comprehensive income and the recognition of the right-of-use asset following the introduction of IFRS 16.

On a pro forma basis the UK leverage ratio reduced to 5.1 per cent from 5.6 per cent pro forma at 31 December 2018, reflecting the reduction in the pro forma fully loaded tier 1 capital position.
The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced by £0.1 billion during the period.

The SFT exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, increased by £1.2 billion during the period, largely reflecting an increase in volumes, partially offset through netting adjustments and a reduction in the counterparty credit risk add-on.

Off-balance sheet items increased by £0.2 billion during the period, primarily reflecting new residential mortgage offers placed, offset in part by a net reduction in corporate and securitisation financing facilities.

The average UK leverage ratio of 5.1 per cent over the quarter largely reflected the reduction in the tier 1 capital position following the redemption of an AT1 capital instrument called in April.

CAPITAL MANAGEMENT (continued)

The table below summarises the component parts of the Group’s leverage ratio.

	Fully loaded
	At 30 June	At 31 Dec
	2019	2018
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	28,767	30,167
Additional tier 1 capital	5,381	6,466
Total tier 1 capital	34,148	36,633

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	26,148	23,595
Securities financing transactions	72,508	69,301
Loans and advances and other assets	723,592	704,702
Total assets	822,248	797,598

Qualifying central bank claims	(53,288)	(50,105)

Deconsolidation adjustments1
Derivative financial instruments	(1,475)	(1,376)
Securities financing transactions	(452)	(487)
Loans and advances and other assets	(141,893)	(130,048)
Total deconsolidation adjustments	(143,820)	(131,911)

Derivatives adjustments
Adjustments for regulatory netting	(9,152)	(8,828)
Adjustments for cash collateral	(13,020)	(10,536)
Net written credit protection	485	539
Regulatory potential future exposure	18,544	18,250
Total derivatives adjustments	(3,143)	(575)

Securities financing transactions adjustments	(2,045)	40
Off-balance sheet items	56,622	56,393
Regulatory deductions and other adjustments	(8,367)	(8,163)

Total exposure measure2	668,207	663,277
Average exposure measure3	671,502	669,896

UK Leverage ratio2,5	5.1%	5.5%
Average UK leverage ratio3	5.1%	5.5%

CRD IV exposure measure4	721,495	713,382
CRD IV leverage ratio4	4.7%	5.1%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.
3
The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2019 to 30 June 2019). The average of 5.1 per cent compares to 5.3 per cent at the start and 5.1 per cent at the end of the quarter.

4	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
5
The UK leverage ratio is 5.1 per cent on a pro forma basis upon recognition of the dividend paid up by the Insurance business in July 2019 in relation to its 2019 interim earnings (31 December 2018: 5.6 per cent pro forma).

CAPITAL MANAGEMENT (continued)

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 June	At 1 Jan
	2019	2018

Common equity tier 1 (£m)	28,272	29,592
Transitional tier 1 (£m)	34,011	36,964
Transitional total capital (£m)	44,688	47,195
Total risk-weighted assets (£m)	206,789	206,614
Common equity tier 1 ratio (%)	13.7%	14.3%
Transitional tier 1 ratio (%)	16.4%	17.9%
Transitional total capital ratio (%)	21.6%	22.8%
UK leverage ratio exposure measure (£m)	667,712	663,182
UK leverage ratio (%)	5.0%	5.4%

The Group has opted to apply paragraph 4 of CRR Article 473a (the ‘transitional rules’) which allows for additional capital relief in respect of any post 1 January 2018 increase in Stage 1 and Stage 2 IFRS 9 expected credit loss provisions (net of regulatory expected losses) during the transition period. As at 30 June 2019 no additional capital relief has been recognised.

Stress testing
The Group undertakes a wide-ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducted a macro-economic stress test of the four year operating plan in the first quarter of the year.

The Group also participates in the UK wide Annual Cyclical Scenario stress tests run by the Bank of England. In the 2018 Bank of England stress test the Group exceeded the capital and leverage hurdles after the application of management actions and was not required to take any action as a result of the test. The Group is currently participating in the 2019 Bank of England stress test and, having submitted its results at the end of June, is awaiting the Bank of England’s publication of the industry-wide results in the fourth quarter.

Regulatory capital developments
There continue to be a number of significant developments surrounding regulatory capital rules. These include PRA and EBA policy changes on mortgage risk-weighted asset modelling, EU revisions to the Capital Requirements Directive and Regulation that have resulted in the publications of CRD V and CRR 2, and the final Basel III reforms that were published in December 2017 and will introduce changes to the standardised and modelled approaches for certain risk types, including credit and operational risk, along with an aggregate output floor that is due to be implemented in full by 2027. The majority of these changes will be implemented over the coming years with the final Basel III reforms still subject to adoption via European and UK legislative processes. The implementation of some areas, and associated Pillar 2 offsets, will be at the discretion of the PRA.

Half-year Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in August, prepared in accordance with the revised European Banking Authority (EBA) guidelines on Pillar 3 disclosure formats and frequency that were issued in December 2016.

A copy of the half-year Pillar 3 disclosures will be available to view from August at:
https://www.lloydsbankinggroup.com/investors/financial-performance/

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 31 July 2019